Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Financial Statement

The principal components of assets and liabilities as of March 31, 2011 and December 31, 2010 are as follows:

Assets	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Current assets	3,246,562	3,152,116
Non-current assets	9,459,961	9,354,216
Total assets	12,706,523	12,506,332

Liabilities and Shareholders’ Equity	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Current liabilities	1,311,810	1,209,061
Non-current liabilities	4,426,944	4,456,696
Non –parent participation	110,882	108,381
Net equity attributable to parent company Shareholders’ equity	6,856,887	6,732,194
Total net equity and liabilities	12,706,523	12,506,332

As of March 31, 2011, total assets increased by 1.6% or U.S. $200 million compared to December 31, 2010. This increase is mainly attributable to an increase in Trade and Account receivables and Property, Plant and Equipment.

Total liabilities increased by U.S. $73 million. This increase is mainly attributable to an increase in Non-Financial Liabilities due to an increase in minimum dividend provisions for the first quarter of 2011.

The main financial and operating ratios are as follows:

Liquidity ratios	03/31/2011	12/31/2010
Current ratio	2.47	2.61
Acid ratio	1.63	1.72

Debt indicators	03/31/2011	12/31/2010
Debt to equity ratio	0.82	0.83
Short-term debt to total debt	0.23	0.21
Long-term debt to total debt	0.77	0.79

	03/31/2011	12/31/2010
Financial expenses covered	5.34	2.51

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

Operational ratios	03/31/2011	12/31/2010
Inventory turnover	0.79	2.30
Inventory turnover (excluding biological assets)	1.14	3.41
Inventory permanence-days	152,70	156,84
Inventory permanence (excluding biological assets)	105,20	105,55

The liquidity ratio and the acid test for the current period has decreased compared to the period 2010. This is due to an increase in current liabilities compared to the proportional increase in the variation of current assets, which in turn is explained by a decrease of Cash and cash equivalents and an increase of Other Non-Financial liabilities.

As of March 31, 2011, the short-term debt represented 23% of total liabilities compared to 21% as of December 31, 2010.

The ratio of financial expenses covered increased from 2.51 to 5.34. This increase is attributable to higher profits in the current period.

The ratio of inventory turnover does not present significant changes by 2011 as compared to 2010.

b)	Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registers a profit of U.S.$224 million in 2011 compared to U.S.$75 million in 2010, an increase of U.S.$149 million. The change was attributable to the factors described in the following table:

Item	Million U.S.$
Gross margin	110
Other operating income	29
Administration cost	(42)
Financial costs	25
Foreign currency exchange rate	31
Others net	(4)
Net change in income before income tax	149

Gross Margin presents a profit of U.S. $403 million in 2011 compared to U.S. $110 million in 2010, caused by a proportional increase in revenues due to an increase in sales price and volume.

The profit in the exchange rate difference is principally due to an appreciation of the dollar against the Chilean peso and depreciation against the Euro, currencies in which the Company owns financial investments, tax receivables and other accounts receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03/31/2011 ThU.S$	03/31/2010 ThU.S$
Pulp	530,191	386,252
Sawn timber	177,572	113,022
Panels	299,011	252,982
Forestry	34,577	27,474
Other	5,698	5,150
Total revenues	1,047,049	784,880

Sales costs	03/31/2011 ThU.S$	03/31/2010 ThU.S$
Wood	187,864	137,838
Forestry work	126,944	93,586
Depreciation	51,933	41587
Other costs	276,828	218,810
Total sales costs	643,629	491,821

Profitability index	03/31/2011	12/31/2010
Profitability on equity	10.23	10.60
Profitability on assets	5.60	5.86
Return on operating assets	7.04	7.04

Profitability ratios	03/31/2011	03/31/2010
Income per share (U.S.$) (1)	1.52	0.55
EBITDA( MThU.S.$)	335.90	218.90
Income after tax (ThU.S.$) (2)	176,503	62,528
Gross margin (ThU.S. $)	403,420	293,059
Financial costs (ThU.S. $)	(51,575)	(49,935)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

3.	DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

4.	MARKET SITUATION

Pulp

The first quarter of 2011 was very active, with strong demand in almost all markets. As a consequence of this higher activity, paper prices have increased moderately. This can be explained by higher pulp prices and certain difficulties for paper producers to transfer the higher costs of raw materials in general to final products. Global inventory levels for long and short fibers have remained stable. There were increases during January and February, but this trend changed again in March reaching the levels of fourth quarter 2010. In late December 2010, global inventory levels were 25 and 39 days for long and short fiber respectively, while inventory levels for March were 24 and 40 days.

China remains to be the motor of activity and growth. New projects, low levels of inventories and demand in new niches for pulp have led to levels of imports that, in general at these higher levels of prices, have not been seen for several years. Prices have remained stable and have increased depending on the degree of pulp, reaching and remaining at relatively high levels. Bleached long fiber (BSKP) increased approximately 7% during the quarter, unbleached long fiber (UKP) increased around 2%-3% and bleached short fiber (BEKP) remained unchanged.

This price trend was reflected in all Asian markets. However, it should be noted that major markets in that area are experiencing difficult situations in the paper market, which has meant a decrease in its operating margins. One of the most significant cases is Korea, which is one of the main importers of pulp. The situation in Korea is primarily the result of an excess of installed capacity, due to the opening of a major new commodity paper plant. Other Asian markets, such as India, remain active and with growth potential in the future. In Japan, the earthquake and tsunami that hit the island in March of 2011 has not had a significant effect on the pulp market. However, the damage caused by the recent earthquake is expected to have a negative effect on Japan´s production of recycled paper, which Japan supplies to China. Japan is also expected to rely on higher imports of paper from China, Korea and Indonesia, in order to compensate for the diminished domestic production capacity resulting from the damage caused to certain plants as a result of the earthquake and tsunami.

Europe has a similar situation to the Korean: a quite active market, with an overcapacity that makes it impossible for paper producers to pass the high costs of raw materials to finished products. This affects particularly the non-integrated producers in central and southern Europe. Despite this, European buyers have had to follow pulp prices trends, although there is a significant spread between prices in Asia and Europe in favor to Asia, especially in long fiber. It will be difficult to reduce this gap by more increases in the prices in Europe, during the summer months, which is the offseason in European paper consumption.

North America continues with a rather low domestic demand for paper and pulp. As a result, many Canadian producers sent their pulp production to Asia, and producers in the southern United States have sent their products to Europe, specifically to the Mediterranean markets.

Latin America has not changed its trend and, in general, continues with good levels of activity. Specific problems are affecting markets like Colombia, which has difficulties in exporting its products to Venezuela, an important paper market for Colombia. Peru and Brazil are very active and with good sales levels, both from our mills in Chile and Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Production at Line II of Arauco mill, which started in late January 2011 after being suspended for 11 months due to the earthquake in Chile on February 27, 2010, has not presented any problems and markets have absorbed its production without affecting prices. The other plants had normal operations except for our Valdivia mill, which suffered an unscheduled 12-day stop during March.

Sawn Timber

The real estate and construction market in the United States did not show signs of recovery during the first quarter of 2011. The housing start index reached 594,000 units in March of this year. The current levels of construction remain low when compared to the average of the last 10 years.

During the first quarter of this year, there was a recovery in sale prices of moldings and lumber when compared to the last quarter. This was the result of lower supply seen in the market.

Also, during this quarter the demand for wood products improved in most of the markets, especially Asia. This caused sale prices to increase, especially in China, Korea, Japan and Taiwan.

During the first quarter of 2011, sales in the local market have been higher than the same quarter of 2010, mainly driven by the reconstruction requirements after the earthquake.

Panels

At the end of the first quarter of this year, consolidated sales of the panel division show an increase of 18.2% as compared with the same quarter of 2010. Sales volumes decreased in the same period by 1.5%. Thus, we have seen a significant recovery in market prices, which has led to an increase in revenues despite the decrease in sales volume.

Plywood sales volume increased 20%, contributing to a recovery in sales prices.

There are good prospects for Plywood for the second half in terms of volume and price increases, driven mainly by increased demand from Asia following the earthquake in Japan. Demand from the United States remains fairly flat, but prices are already showing signs of recovery. Europe is showing a recovery in demand and the strengthening of the euro is helping to improve our returns in dollars.

Sales volume of MDF boards fell 13% mainly due to a decline in Brazil. We have had problems to increase product prices in general due to the aggressive actions in prices of our Latin-American competitors.

With regard to sales of MDF moldings the United States, the market remains quite slow and affected by price pressures from the local producers. Although this has resulted in temporary reductions in our sales volumes, we have increased our prices in the United States in May 2011 due to the availability of better sales prospects for MDF moldings for the upcoming months.

The sale of HB Cholguán caused a drop in volume of 8%. However, it had price increases in Latin American markets over the previous year. Due to the increase in costs and the constant additional demand for this product, price increases will continue to occur on an ongoing basis

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

during the year.

5.	ANALYSIS OF CASH FLOW

The main components of net cash flow as of March 31, 2011 and 2010 are as follows:

	03/31/2011 MUS$	03/31/2010 MUS$
Positive (negative) Cash flow
Cash flow from operating activities	118,880	118,270
Cash flow from financing activities:
Loan and bond payments	(43,029)	(129,099)
Dividend payments	(2,646)	(3,632)
Others	266	0
Cash flow from investment activities:
Purchase and sales of permanent investments	(19,000)	(16,000)
Incorporation and sale of property, plant and equipment	(110,142)	(94,766)
Incorporation and sale of biological assets	(27,345)	(29,764)
Loan to related companies	(43,717)	0
Other	1,306	802
Net cash flow for the period	(125,427)	(154,189)

We had a positive operating cash flow of U.S.$119 million in the current period compared to a positive balance of U.S.$118 million in 2010, without significant variations between these periods.

Cash flow from financing activities as of March 31, 2011 had a negative balance of U.S.$45 million compared to a negative balance of U.S.$133 million for the same period in 2010. This change resulted from lower received loans in the year 2011.

The investment cash flow decreased of U.S.$199 million (U.S.$140 million in period 2010) at the end of the current period, due principally to payments for acquisition of property, plant and equipment and capital contribution from associated parties.

6.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2011, a ratio of fixed rate debt to total consolidated debt of approximately 92.7%, which it believes is consistent with industry standards. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEETS

	Note	03/31/2010 ThU.S.$	12/31/2010 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	912,250	1,043,834
Other financial current assets	23	2,980	2,909
Other current non-financial assets		208,239	177,140
Trade and Other receivables-net	23	879,772	774,289
Related party receivables	13	63,387	18,074
Inventories	3	777,107	727,535
Biological assets, current	20	335,321	344,096
Tax receivables		53,398	50,131
Total Current Assets other than assets or disposal groups classified as held for sale or as held for distribution to owners		3,232,454	3,138,008
Non-Current Assets or disposal groups classified as held for sale	22	14,108	14,108
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		14,108	14,108
Total Current Assets		3,246,562	3,152,116
Other non-current financial assets	23	50,652	65,372
Other non-current and non-financial assets		56,955	52,352
Investment in associates accounted for using equity method	15	513,334	498,204
Intangible assets	19	10,866	11,127
Goodwill		67,691	66,231
Property, plant and equipment	7	5,160,674	5,088,745
Biological assets, non-current	20	3,472,559	3,446,862
Deferred tax assets	6	127,230	125,323
Total non-current assets		9,459,961	9,354,216
Total Assets		12,706,523	12,506,332

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET (continued)

	Note	03/31/2010 ThU.S.$	12/31/2010 ThU.S.$
Liabilities
Current Liabilities
Other financial liabilities, current	23	527,803	554,673
Trade and Other payables	23	391,252	362,182
Related party payables	13	12,031	9,209
Other provisions, current	18	6,429	5,842
Tax liabilities		85,919	62,887
Current provision for employee benefits	10	3,259	3,312
Other current financial liabilities	25	285,117	210,956
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,311,810	1,209,061
Total Current Liabilities		1,311,810	1,209,061
Non-Current Liabilities
Other non-current financial liabilities		2,859,891	2,909,429
Other non-current provisions	18	7,794	7,609
Deferred tax liabilities	6	1,380,022	1,369,489
Non-current provision for employee benefits	10	35,341	35,964
Other non-current financial liabilities		143,896	134,205
Total non-current liabilities		4,426,944	4,456,696
Total liabilities		5,738,754	5,665,757
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,426,313	6,320,264
Other reserves		77,398	58,754
Net equity attributable to parent company		6,856,887	6,732,194
Non-controlling interest		110,882	108,381
Total net equity		6,967,769	6,840,575
Total net equity and liabilities		12,706,523	12,506,332

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-March
		2011 ThU.S.$	2010 ThU.S.$
Income Statement
Revenue	9	1,047,049	784,880
Cost of sales		(643,629)	(491,821)
Gross Income		403,420	293,059
Other operating income	2	64,575	35,311
Distribution costs	2	(111,232)	(77,867)
Administrative expenses	2	(85,037)	(76,275)
Other operating expenses	2	(12,795)	(38,459)
Other income (loss)		(69)	(92)
Financial income		7,286	8,584
Financial costs	2	(51,575)	(49,935)
Participation in (loss) income in associates and joint ventures accounted through equity method	15	(3,896)	(1,504)
Exchange rate differences		13,166	(17,583)
Income before income tax		223,663	75,239
Income tax	6	(47,160)	(12,711)
Income from continuing operations		176,503	62,528
Net Income		176,503	62,528
Income attributable to equity holders
Income attributable to parent company		172,487	62,456
Income attributable to non-parent company		4,016	72
Net Income		176,503	62,528
Basic earnings per share
Earnings per share from continuing operations		0.0015244	0.0005520
Basis earnings per share		0.0015244	0.0005520
Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0015244	0.0005520
Basic earnings per diluted share		0.0015244	0.0005520

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

COMPREHENSIVE INCOME STATEMENTS

	Note	January-March
		2011 ThU.S.$	2010 ThU.S.$
Net Income		176,503	62,528
Other comprehensive income, net of tax
Exchange difference on conversion
Gain (loss) for exchange differences, before tax	11	24,335	(19,468)
Cash flow hedges
Gain (loss) for cash flow hedges, before tax		(4,293)	6,509
Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		(714)	(96)
Other comprehensive income, net of tax		19,328	(13,055)
Comprehensive income statement
Income tax related to Other comprehensive income
Income tax related to Cash flow hedges on Other comprehensive income		455	(1,106)
Other comprehensive income		19,783	(14,161)
Total comprehensive income		196,286	48,367

Comprehensive Income Statement attributable to:

Comprehensive income statement attributable to parent company	191,131	49,441
Comprehensive income statement attributable to controlling interest	5,155	(1,074)
Total comprehensive income	196,286	48,367

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Changes in Net Equity

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN NET EQUITY

03/31/2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$	Other Reserves Total ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non- controlling interest ThU.S.$	Equity Total ThU.S.$

Opening balance at 01/01/2011	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575
Changes in equity
Comprehensive income statement
Net income	0	0	0	0	0	172,487	172,487	4,016	176,503
Other comprehensive income, net of tax	0	23,196	(3,838)	(714)	18,644	0	18,644	1,139	19,783
Comprehensive income	0	23,196	(3,838)	(714)	18,644	172,487	191,131	5,155	196,286
Dividends	0	0	0	0	0	(66,438)	(66,438)	0	(66,438)
Increase (decrease) for transfer and other changes	0	0	0	0	0	0	0	(2,654)	(2,654)
Total Changes in equity	0	23,196	(3,838)	(714)	18,644	106,049	124,693	2,501	127,194
Closing balance at 03/31/2011	353,176	95,895	(17,917)	(580)	77,398	6,426,313	6,856,887	110,882	6,967,769

03/31/2010	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$	Other Reserves Total ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non- controlling interest ThU.S.$	Equity Total ThU.S.$

Opening balance at 01/01/2010	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
Changes in equity
Comprehensive income statement
Net income	0	0	0	0	0	62,456	62,456	72	62,528
Other comprehensive income, net of tax	0	(18,322)	5,403	(96)	(13,015)	0	(13,015)	(1,146)	(14,161)
Comprehensive income	0	(18,322)	5,403	(96)	(13,015)	62,456	49,441	(1,074)	48,367
Dividends	0	0	0	0	0	(24,064)	(24,064)	0	(24,064)
Increase (decrease) for transfer and other changes	0	0	0	0	0	0	0	(3,088)	(3,088)
Total Changes in equity	0	(18,322)	5,403	(96)	(13,015)	38,392	25,377	(4,162)	21,215
Closing balance at 03/31/2010	353,176	9,229	583	(1,209)	8,603	5,932,191	6,293,970	109,678	6,403,648

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flows-Direct Method

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS-DIRECT METHOD

	03/31/2011 ThU.S.$	03/31/2010 ThU.S.$
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	1,023,890	998,789
Other cash receipts from operating activities	60,958	65,524
Classes of cash payments
Payments to suppliers for goods and services	(819,690)	(802,836)
Payments to and behalf of employees	(75,821)	(53,002)
Other cash payments from operating activities	(489)	(16,246)
Interest paid	(61,002)	(63,376)
Interest received	5,251	1,262
Income taxes refund (paid)	(14,187)	(8,986)
Other (outflows) inflows of cash, net	(30)	(2,859)
Net Cash flows from Operating Activities	118,880	118,270
Cash flows from (used in) Investing Activities
Cash flows used to obtain control of subsidiaries or other businesses	0	(4,000)
Other cash payments to acquire interests in joint ventures	(19,000)	(12,000)
Capital contributions to joint ventures	(54,276)	0
Proceeds from sale of property, plant and equipment	6,720	877
Purchase of property, plant and equipment	(116,862)	(95,643)
Purchase of intangible assets	(71)	0
Proceeds from other long-term assets	2,061	230
Purchase of other long-term assets	(29,406)	(29,994)
Cash receipts from repayment of advances and loans made to other parties	10,559	0
Other outflows of cash, net	1,377	802
Cash flows used in Investing Activities	(198,898)	(139,728)
Cash flows from (used in) Financing Activities
Proceeds from short-term borrowings	8,199	16,272
Repayments of borrowings	(51,228)	(145,371)
Dividends paid	(2,646)	(3,632)
Other inflows of cash, net	266	0
Cash flows from (used in) Financing Activities	(45,409)	(132,731)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(125,427)	(154,189)
Effect of exchange rate changes on cash and cash equivalents	(6,157)	(6,651)
Net increase (decrease) of Cash and Cash equivalents	(131,584)	(160,840)
Cash and cash equivalents, at the beginning of the period	1,043,834	534,199
Cash and cash equivalents, at the end of the period	912,250	373,359

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (Arauco), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Celulosa Arauco y Constitución S.A. and subsidiaries (hereinafter “Arauco”) is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco cover the following periods:

•	Consolidated Balance Sheet as of March 31, 2011.

•	Consolidated Statement of Income for the period ended March 31, 2011.

•	Comprehensive Income Statement for the period ended March 31, 2011.

•	Consolidated Statement of Changes in Net Equity for the period ended March 31, 2011.

•	Consolidated Statement of Cash Flows – Direct Method for the period ended March 31, 2011.

•	Disclosure of Explanatory Information (notes).

Date of Approval of Financial Statements

The issuance of these interim consolidated financial statements for the period between January 1, 2011 and March 31, 2011 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 445 of May 24, 2011.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Functional and Reporting Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

The financial information included herein is presented in thousands of U.S. Dollars without decimals.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are considered to be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated financial statements of Arauco include the balance sheet, statements of income from operations and cash flows in accordance with IFRS.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

IFRS Compliance Declaration

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), which have been adopted in Chile under the title “Financial Reporting Standards in Chile” (NIFCH) and represent the wholesale adoption, explicitly and without reservation, of IFRS.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 03/31/2011 (ThU.S. $)	Amount at 12/31/2010 (ThU.S. $)	Interest Coverage >= 2.0x	Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	666,456	677,362	N/A	✓	N/A
Forestal Río Grande S.A. Loan	90,578	104,144	✓(3)	N/A	✓(3)
Bilateral Bank Loan	240,650	240,260	✓	✓	N/A
Other Loans	23,969	53,152	No Financial Covenants Required
Foreign Bonds	2,360,353	2,374,258	No Financial Covenants Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

As of March 31, 2011, Arauco has complied with all financial covenants.

Debt instruments ratings as of March 31, 2011 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	—	AA	—	AA
Foreign Bonds	BBB	BBB+	Baa2	—

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousands of U.S. Dollars) as of March 31, 2011, and December 31, 2010, are as follow:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

In ThU.S.$	03/31/2011	12/31/2010
Equity	6,967,769	6,840,575
Bank Loans	355,197	397,556
Financial Leases	317	393
Bonds	3,026,809	3,051,620
Capital	10,350,092	10,290,144

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Arauco considers it unlikely that future uncertainty risks will result in any significant adjustment to the book value of assets and liabilities within the current financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly. Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying interim consolidated financial statements as of March 31, 2011 were prepared in accordance with current IFRS accounting policies, uniformly applied to all items in these interim consolidated financial statements.

a) Basis for Presentation of financial statements

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

The interim consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

There have been some minor reclassifications to prior period financial statements, for presentation purposes.

b) Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

•	Property, Plant and Equipment

Management prepared the corresponding valuations based on a report issued by a third party expert.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

•	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

•	Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to calculate the valuation of forest plantations are presented in Note 20.

•	Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits. Future effects on Arauco´s financial condition resulting from these lawsuits are estimated by the management of the Company, in collaboration with its legal advisors. Arauco reserves appropriate contingency estimates on each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation, which decisions are based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Unrealized earnings from subsidiary operations have been eliminated from the interim consolidated financial statements and minority shareholder equity is recognized in the equity balance.

Interim consolidated financial statements for the period ended March 31, 2011 include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos, their main functional currencies. For consolidation purposes, they have been translated as indicated in Note 1(e)(ii).

d) Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

Detailed financial information by segment is presented in Note 24.

e) Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The interim consolidated financial statements are presented in U.S. Dollars, which is Arauco’s functional and presentation currency.

(ii) Foreign Currency Translations other than the Arauco’s functional currency – Subsidiaries and Associates

The income statements of subsidiaries, whose functional and presentational currencies are not the U.S. Dollar, are translated into the Arauco reporting currency (U.S. Dollars) using the average monthly exchange rates, whereas the balance sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the translation of net investments in foreign entities are recorded directly in shareholders’ equity as Conversion reserves, as shown in the statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except those that match with the deferral in net equity, such as gains and losses derived from cash flow hedges.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g) Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other Financial Liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method. A provision of bad debts is recorded to reflect uncollectable amounts.

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

h) Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

i) Assets held for sale

Non-current assets held for sale are measured at the lower of book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction that is highly likely to be carried out. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan. Management must also expect that the sale will sale be qualified for full recognition within one year following the date of its classification.

Non-current assets classified as held for sale are not depreciated.

j) Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The goodwill acquired in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Other income (loss).

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement or comprehensive income statement in the period in which they occur, depending where the investment was classified.

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling interest is presented as a separate component of equity.

k) Investments in associates

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Other income (loss).

l) Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs. These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights; right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

m) Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

n) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

o) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial Leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

p) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are presented in the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted, based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

q) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available.

r) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified and recognized with the best possible estimate at the end of each period.

s) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that generally revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

t) Minimum dividend

Article No. 79 of the Private Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net income for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable income, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this interim consolidated financial statement under Other non-current Financial Liabilities.

u) Impairment

Non-financial Assets

The carrying amounts of tangible and intangible assets are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

The impairment loss is measured as the difference between the book value of assets and the current value of estimated future cash flows. The asset value will be presented net of the loss recognized directly in income. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

v) Employee Benefit Costs

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

w) Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at nominal value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

x) Joint Venture Equity

Joint venture equity is recognized using the equity method.

y) Recent accounting pronouncements

At the date of issuance of these interim consolidated financial statements, the following accounting pronouncements were issued by the IASB related to new rules, interpretation and amendments. No adoption has been made with respect to such rules, interpretations and amendments since their implementation is not mandatory as of the date hereof.

Rules and amendments	Content	Mandatory application date
IFRS 9	Financial instruments	January 1, 2013
Amendment to IAS 24	Related parties disclosures	January 1, 2011
IFRIC Interpretation 19	Extinguishing financial liabilities with equity instruments	July 1, 2010
Amendment to IAS 32	Classification for issuance rights	February 1, 2010
Amendment to IFRIC 14	Pre-payments of minimum requirement	January 1, 2011
IFRS 7	Disclosure of financial instruments	July 1, 2011
IAS 12	Income tax	January 1, 2012

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	03/31/2011	12/31/2010
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Other Financial Liabilities current and non-current, have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i) Debt ratio must not exceed 1.2

ii) Interest hedging index cannot be less than 2.0

At closing date Arauco complied with the totality of these restrictions.

	03/31/2011	12/31/2010
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid each year corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

As of March 31, 2011 and 2010 there have been no dividend payments. The ThUS$66,438 (ThUS$24,064 as of March 31, 2010) presented in Consolidated Statement of Changes in Net Equity corresponds to the provision of minimum dividend registered (see Note 25).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Dividends paid during 2010:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-15-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 85,515
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.7557

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-10-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 56,758
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.50161

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other Reserves.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to Arauco´s portion of gains or swap net losses resulting from hedging as of the end of each fiscal year.

Other Reserves

This mainly corresponds to the value in Other comprehensive income of investment in associates.

d)	Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financing Costs and Participation in income (loss) of associates and joint venture as of March 31, 2011 and 2010, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	January-March
	2011 ThU.S.$	2010 ThU.S.$

Classes of Other Income by activity
Other Operating Income, Total	64,575	35,311
Gain from changes in fair value of biological assets	57,184	31,281
Revenue from export promotion	1,581	1,356
Earthquake insurance net effect	408	0
Leases received	811	671
Gain on sales of fixed assets	0	515
Other operating results	4,591	1,488
Classes of Other Expenses by activity
Total of other expenses by activity	(12,975)	(38,459)
Depreciations	(151)	(744)
Contingent provision	(840)	(33)
Assets provision	(634)	(116)
Expenses due to downtime of processing plants	(955)	(34)
Loss of forest	(3,556)	0
Other taxes	(1,096)	(1,239)
Services and fees	(129)	(117)
Earthquake expenses	0	(27,328)
Research and development expenses	(664)	(651)
Other expenses	(4,950)	(8.198)
Classes of Financing Costs
Financing Costs, Total	(51,575)	(49,935)
Interest costs	(44,421)	(46,386)
Bank loans and interest bearing bonds issued	(44,421)	(46,386)
Other financing costs	(7,154)	(3,549)
Classes of Participation in Income (Loss) of associates and joint venture accounted through Equity Method
Total	(3,896)	(1,504)
Investments in associates	169	165
Joint ventures	(4,065)	(1,669)

Balance of Expenses by nature:

Distribution expenses	January-March
	2011 ThU.S.$	2010 ThU.S.$

Sale costs	15,634	11,026
Commissions	3,459	2,836
Insurances	629	553
Other sales expenses	11,546	7,637
Shipping and freight costs	95,598	66,841
Port services	453	1,043
Freights	89,735	62,316
Other shipping and freight costs	5,410	3,482
Total	111,232	77,867

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	January-March
Administration expenses	2011 ThU.S.$	2010 ThU.S.$

Wage and salaries	35,942	30,346
Marketing, advertising, promotion and publications expenses	1,502	2,010
Insurances	2,197	2,195
Depreciations and amortization not paid	2,332	2,388
Computer services	3,642	1,625
Office, warehouse and machinery leases	2,535	2,369
External audits	785	1,252
Donations, contributions, grants	1,823	6,121
Fees (advices technical, legal…)	10,137	8,502
Property taxes, patents and municipal rights	3,332	2,187
Other administration expenses	20,810	17,280
Total	85,037	76,275

Expenses for	Note	2011 ThU.S.$	2010 ThU.S.$

Depreciations	7	56,713	44,297
Employee benefits	10	77,963	54,626
Amortization	19	336	422

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES (IAS 2)

Components of Inventory	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Raw Materials	102,290	86,617
Production Supplies	70,403	65,154
Work in progress	51,940	62,612
Finished goods	459,609	426,447
Parts	92,629	86,532
Other Inventories	236	173
Total Inventories	777,107	727,535

As of March 31, 2011, a cost of sales of inventories amounted to ThU.S.$ 633,466 (ThU.S.$481,741 as of March 31, 2010).

As of March 31, 2011, a net decrease in the provision for obsolescence effects of ThU.S.$405 was recognized (ThU.S.$324 as of December 31, 2010); therefore, so the provision balance as of March 31, 2011 amounted to ThU.S.$6,795 (ThU.S.$7,200 as of December 31, 2010).

The inventories write-off amounted to ThU.S.$328 as of March 31, 2011.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash or cash equivalents that are freely available.

Components of Cash and Cash Equivalents	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$

Cash on hand	331	263
Banks	79,384	69,692
Short term deposit	477,359	705,694
Mutual funds	355,176	267,811
Other cash and cash equivalents	0	374
Total	912,250	1,043,834

The following tables detail the value of the cost of the investment in Dynea Brasil S.A. dated March 15, 2010, Savitar (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired in order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

2010 Purchase of Investments	ThU.S.$
Acquisition: Dynea Brasil S.A.
Cash paid for acquisitions and cash equivalents	15,000
Cash and cash equivalents held by acquired entities	(8,023)
Net cash paid to acquire entities	6,977

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	22,613

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of March 31, 2011 and applied uniformly to all items presented in these interim consolidated financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of March 31, 2011 do not show changes in accounting policies compared to the same period last year.

The consolidated financial statements of Arauco as of December 31, 2009 are the Group’s first annual financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES (IAS 12)

The tax rate applicable to the major companies in which Arauco participates is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	03/31/2011 ThU.S. $	12/31/2010 ThU.S. $
Deferred Tax Assets related to Provisions	4,902	4,658
Deferred Tax Assets related to accrued liabilities	4,019	4,601
Deferred Tax Assets related to Post-Employment obligations	6,475	6,616
Deferred Tax Assets related to Revaluation of Property, Plant and Equipment	1,114	2,339
Deferred Tax Assets related to Financial Instruments Restatements	976	1,370
Deferred Tax Assets related to tax losses	66,849	56,724
Valuation of biological assets	7,805	8,805
Valuation of inventory	8,135	9,034
Income provision	2,804	2,765
Trade debtors and receivables	4,065	3,940
Intangible revaluation differences	19,938	24,370
Deferred Tax Assets related to Others	148	101
Deferred Tax Assets Total	127,230	125,323

As of the date of the present financial statement some of Arauco’s subsidiaries present tax losses of ThU.S.$243,973 (ThU.S.$260,701 as of March 31, 2010) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	03/31/2011 ThU.S. $	12/31/2010 ThU.S. $
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	685,378	686,408
Deferred Tax Liabilities related to Financial Instrument restatement	11,191	13,751
Valuation of biological asset	515,197	511,401
Valuation of inventory	13,967	12,450
Valuation of prepaid expenses Differences in valuation of deferred expenditures	78,631 40,805	76,539 35,130
Deferred Tax Liabilities related to Others	34,853	33,810
Deferred Tax Liabilities Total	1,380,022	1,369,489

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$19,010 and ThU.S.$178,517 respectively, will be used in a period of 12 months.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Arauco does not offset deferred tax assets and deferred tax liabilities, since there is no legal right to offset amounts recognized in these items that correspond to different fiscal jurisdictions.

Temporary Differences

The following tables summarize current asset and liability timing differences:

	03/31/2011		12/31/2010
Detail of Classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	60,381	0	68,599	0
Tax Loss	66,849	0	56,724	0
Deferred Tax Liabilities	0	1,380,022	0	1,369,489
Total	127,230	1,380,022	125,323	1,369,489

Detail of Temporary Difference Income and Loss Amounts	January-March
	2011 ThU.S.$	2010 ThU.S.$
Deferred Tax Assets	(9,341)	(560)
Tax Loss	11,731	5,082
Deferred Tax Liabilities	(11,261)	(28,547)
Total	(8,871)	(24,025)

Income Tax Expense (Income)

Income Tax consists of the following:

Income tax composition	January-March
	2011 ThU.S.$	2010 ThU.S.$
Current income tax expense	(39,159)	7,306
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	0	4,209
Previous period current tax adjustments	949	(183)
Other current tax expenses	(79)	(18)
Current Tax Expense, Net	(38,289)	11,314
Deferred expense from taxes relative to the creation and reversion of temporary differences	(22,607)	(29,107)
Deferred income from taxes relative to tax rate changes or new fees	2,005	0
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	11,731	5,082
Total Deferred Tax Expense, Net	(8,871)	(24,025)
Income Tax Expense, Total	(47,160)	(12,711)

The following table details the income tax for foreign and national companies as of March 31, 2011 and 2010 respectively:

	January-March
	2011 ThU.S.$	2010 ThU.S.$
Foreign current tax	(12,979)	(7,285)
National current tax	(25,310)	18,599
Current tax, Total	(38,289)	11,314
Foreign deferred tax	2,575	4,676
National deferred tax	(11,446)	(28,701)
Deferred tax, Total	(8,871)	(24,025)
Income (expense) due to Income Tax, Total	(47,160)	(12,711)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	January-March
	2011 ThU.S.$	2010 ThU.S.$
Tax Expense Using Statutory Rate	(44,733)	(12,940)
Tax effect of rates in other jurisdictions	(5,477)	(3,805)
Tax effect of non taxable ordinary income	4,382	589
Tax effect of non tax deductible expenses	(8,174)	(742)
Tax effect of tax loses unrecognized for previous periods	734	0
Tax effect of tax rates changes	2,511	0
Tax effect of excess tax for previous periods	949	(183)
Other Increases (Decreases) Legal Taxes	2,648	4,370
Adjustment to Tax Expense using the Statutory Rate, Total	(2,427)	229
Tax Expenses Using the Effective Rate	(47,160)	(12,711)

The effect of deferred taxes related to financial hedging instruments, corresponds to a credit (subscription) of ThU.S.$ 455 as of March 31, 2011 (ThU.S.$1,106 as of March 31, 2010), which presents net in Hedge reserves in the Statement of Changes in Net Equity.

On July 30, 2010 Law N. 20.455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

The effect on the change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

Properties, Plant and Equipment, Net	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Construction in progress	657,643	562,309
Land	828,621	821,288
Buildings	1,406,881	1,417,684
Plant and equipment	2,168,456	2,188,323
Information technology equipment	16,482	16,963
Fixed facilities and accessories	3,554	3,657
Motorized vehicles	9,686	10,057
Others	69,351	68,464
Total Net	5,160,674	5,088,745
Properties, Plant and Equipment, Gross
Constructions in progress	657,643	562,309
Land	828,621	821,288
Buildings	2,531,568	2,523,397
Plant and equipment	4,202,094	4,180,142
Information technology equipment	43,147	43,614
Fixed facilities and accessories	17,309	17,339
Motorized vehicles	32,529	32,328
Others	111,756	110,076
Total Gross	8,424,667	8,290,493
Accumulated depreciation and impairment
Buildings	(1,124,687)	(1,105,713)
Plant and equipment	(2,033,638)	(1,991,819)
Information technology equipment	(26,665)	(26,651)
Fixed facilities and accessories	(13,755)	(13,682)
Motorized vehicles	(22,843)	(22,271)
Others	(42,405)	(41,612)
Total	(3,263,993)	(3,201,748)

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	03/31/2011 ThU.S$	12/31/2010 ThU.S$
Collateral amount of property, plant and equipment	56,808	56,272

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Commitments for project disbursements or for the acquisition of property, plant and equipment

	03/31/2011 ThU.S$	12/31/2010 ThU.S$
Amount committed for the acquisition of property, plant and equipment	293,755	268,391

	03/31/2011 ThU.S$	12/31/2009 ThU.S$
Disbursements for property, plant and equipment under construction	111,981	361,598

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of March 31, 2011 and December 31, 2010:

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2011	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745
Changes
Additions	111,981	1,049	1,117	736	0	80	43	2,627	117,633
Dispositions	0	(98)	(202)	(48)	0	(11)	(24)	(966)	(1,349)
Withdrawals	(194)	(8)	(157)	(948)	(10)	(2)	(2)	(310)	(1,631)
Depreciation costs	0	0	(17,447)	(40,335)	(474)	(181)	(641)	(550)	(59,628)
Impairment loss reversal recognized in the Income Statement (note 17)	0	0	3	145	0	0	0	0	148
Exchange rate increase (decrease) of foreign currency	(629)	5,717	1,803	9,708	3	(1)	69	86	16,756
Other increase/decrease	(15,824)	673	4,080	10,875	0	12	184	0	0
Total Changes	95,334	7,333	(10,803)	(19,867)	(481)	(103)	(371)	887	71,929
Closing balance 03/31/2011	657,643	828,621	1,406,881	2,168,456	16,482	3,554	9,686	69,351	5,160,674

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	361,598	81,610	18,463	14,086	186	234	2,265	4,758	483,200
Acquisitions of business	216	660	4,244	21,420	0	0	14	1,137	27,691
Dispositions	(142)	(14,107)	(3,499)	(3,132)	(3)	(1)	(215)	(4,375)	(25,474)
Withdrawals	(1,024)	(6)	(1,020)	(4,315)	(11)	(39)	(2)	(408)	(6,825)
Depreciation costs	0	0	(68,237)	(160,894)	(1,966)	(810)	(1,892)	(1,708)	(235,507)
Impairment loss recognized in the Income Statement (note 17)	0	0	(24,198)	(110,408)	(63)	0	(102)	(9,341)	(144,112)
Exchange rate increase (decrease) of foreign currency	1,394	9,350	3,902	19,986	2	(1,395)	64	824	34,127
Reclassification of assets held for sale (1)	0	(5,003)	(5,877)	(3,228)	0	0	0	0	(14,108)
Other increase/decrease	(233,002)	4,834	140,445	86,351	640	461	134	137	0
Total Changes	129,040	77,338	64,223	(140,134)	(1,215)	(1,550)	266	(8,976)	118,992
Closing balance 12/31/2010	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income as of March 31, 2011 and 2010 is as follows:

Depreciation for the period	03/31/2011 ThU.S.$	03/31/2010 ThU.S.$
Cost of sale	51,993	41,587
Administration expenses	1,996	1,966
Other operating expenses(*)	2,724	744
Total	56,713	44,297

(*)	The balance, it refers to the cost of depreciation of plants detained product of the earthquake.

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accessories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES (IAS 17)

When assets are leased under a financial lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Financial Leases Classified by Type of Asset, Leases

	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Property, Plant & Equipment Financial Leasing	196	440
Plant and Equipment	196	440

Reconciliation of Financial Lease Minimum Payments, Lessee

	03/31/2011
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	295	8	287
Due within one and five years	31	1	30
Due beyond five years	0	0	0
Total	326	9	317

	12/31/2010
Financial Lease	Gross ThU.S.$	Gross ThU.S.$	Gross ThU.S.$
Due within one year	354	10	344
Due within one and five years	50	1	49
Due beyond five years	0	0	0
Total	404	11	393

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Reconciliation of Financial Lease Minimum Payments, Lessor

	03/31/2011
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,445	408	4,037
Due within one and five years	5,185	332	4,853
Due beyond five years	0	0	0
Total	9,630	740	8,890

	12/31/2010
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,767	450	4,317
Due within one and five years	5,957	358	5,599
Due beyond five years	0	0	0
Total	10,724	808	9,916

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Significant Financial Lease Agreements

Arauco holds financial leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. ORDINARY REVENUE (IAS 18)

(a)	Policy on Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(b)	Policy on Revenue recognition from Rendering of Services

Arauco mainly has electric power, port and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Classes of Ordinary Revenue	January-March
	2011 ThU.S.$	2010 ThU.S.$
Sale of goods	1,017,226	771,219
Service Contracts	29,823	13,661
Total	1,047,049	784,880

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

This refers to severance payment obligations for years of service due to termination of service contracts that arise from benefits stated in work contracts and/or as severance payments stated in the Labor Law.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with in force work contracts held with workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Classes of Benefits and Expenses by Employee

Classes of Benefits Expenses by Employee	January-March
	2011 ThU.S.$	2010 ThU.S.$
Personnel Expenses	77,963	54,626
Wages and salaries	75,821	53,002
Compensation for years of service	2,142	1,624

The following tables detail the balances and the movement of payments for years of service provisioned as of March 31, 2011 and December 31, 2010:

	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Current	3,259	3,312
Non-current	35,341	35,964
Total	38,600	39,276

Roll-forward	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Opening balance	39,276	27,667
Current service cost	353	1,851
Interest cost	623	1,798
Actuarial gains	699	11,256
Benefits paid	(1,219)	(5,537)
Increase for currency exchange	(1,132)	2,241
Closing balance	38,600	39,276

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS (IAS 21)

Local and foreign currency

Currency assets and liabilities as of March 31, 2011 and December 31, 2010 are as follows:

	03-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Liquid Assets	915,230	1,046,743
US Dollar	189,707	516,201
Euro	15,489	73,573
Other currencies	72,106	48,511
$ not adjustable	532,528	408,458
U.F.	105,400	0
Cash and Cash Equivalents	912,250	1,043,834
US Dollar	187,754	513,292
Euro	15,318	73,573
Other currencies	72,106	48,511
$ not adjustable	532,528	408,458
U.F.	104,544	0
Other Financial Assets	2,980	2,909
US Dollar	1,953	2,909
Euro	171	0
U.F.	856	0
Accounts Receivable in short and long term
Accounts Receivable in short and long term	953,850	804,328
US Dollar	681,807	545,703
Euro	28,799	31,651
Other currencies	111,221	94,134
$ not adjustable	123,093	124,490
U.F.	8,930	8,350
Trades and Current Accounts Receivable	879,772	774,289
US Dollar	622,766	528,657
Euro	28,799	31,651
Other currencies	110,268	93,075
$ not adjustable	114,440	115,338
U.F.	3,499	5,568
Trades and Non-Current Accounts Receivable	10,691	11,965
US Dollar	1,261	4,389
Other currencies	116	205
$ not adjustable	3,883	4,589
U.F.	5,431	2,782
Accounts Receivable from related parties, current	63,387	18,074
US Dollar	57,780	12,657
Euro	837	854
Other currencies	4,770	4,563
$ not adjustable	0	0
Other Assets	10,837,443	10,655,261
US Dollar	9,004,482	10,276,275
Euro	23,074	458
Other currencies	1,677,603	142,569
$ not adjustable	97,229	214,370
U.F.	35,055	21,589
Total Assets	12,706,523	12,506,332
US Dollar	9,875,996	11,338,179
Euro	67,362	105,682
Other currencies	1,860,930	285,214
$ not adjustable	752,850	747,318
U.F.	149,385	29,939

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Local and foreign currency, continued

	03-31-2011		12-31-2010
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$
Total Liabilities, current	827,381	484,429	763,439	445,622
US Dollar	292,712	478,764	654,148	440,318
Euro	3,699	0	5,105	0
Other currencies	224,127	4,892	48,019	2,501
$ not adjustable	297,325	0	49,809	0
U.F.	9,518	773	6,358	2,803
Other Financial Liabilities, current	43,374	484,429	109,051	445,622
US Dollar	30,336	478,764	95,871	440,318
Other currencies	6,488	4,892	9,980	2,501
U.F.	6,550	773	3,200	2,803
Bank loans	16,896	81,613	50,602	52,214
US Dollar	10,408	76,721	40,622	49,713
Other currencies	6,488	4,892	9,980	2,501
Financial leases	287	0	94	250
U.F.	287	0	94	250
Other loans	26,191	402,816	58,355	393,158
US Dollar	19,928	402,043	55,249	390,605
U.F.	6,263	773	3,106	2,553
Other Financial Liabilities, current	784,007	0	654,388	0
US Dollar	262,376	0	558,277	0
Euro	3,699	0	5,105	0
Other currencies	217,639	0	38,039	0
$ not adjustable	297,325	0	49,809	0
U.F.	2,968	0	3,158	0

	03-31-2011		12-31-2010
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$
Total Liabilities, non-current	2,619,920	1,807,024	2,640,189	1,816,507
US Dollars	1,790,932	1,277,564	1,518,182	1,277,116
Other currencies	5,600	0	—	0
$ not adjustable	656,964	3,522	301,667	3,578
U.F.	32,882	0	684,401	0
	133,542	525,937	135,939	535,813
Other Financial Liabilities, non-current	1,052,868	1,807,023	1,092,922	1,816,507
US Dollars	913,703	1,277,564	950,795	1,277,116
Other currencies	5,650	3,522	6,188	3,578
U.F.	133,515	525,937	135,939	535,813
Bank loans	252,819	3,869	290,815	3,925
US Dollars	247,169	347	284,627	347
Other currencies	5,650	3,522	6,188	3,578
Financial leases	30	0	49	0
U.F.	30	0	49	0
Other loans	800,019	1,803,154	802,058	1,812,582
US Dollars	666,534	1,277,217	666,168	1,276,769
U.F.	133,485	525,934	135,890	535,813
Other Financial Liabilities, non-current	1,567,052	0	1,547,267	0
US Dollars	877,229	0	567,387	0
Euro	5,600	0	0	0
Other currencies	651,314	0	295,479	0
$ not adjustable	32,882	0	684,401	0
U.F.	27	0	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Effect of exchange rate variations

The functional currency of Brazilian subsidiaries and associate companies is the Brazilian Real. Therefore, their individual financial statements have been expressed in the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Income and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies that use currencies other than the U.S. Dollar, and those from loans and other instruments in foreign currencies recognized as hedging these investments are assigned to net equity.

Subsidiaries that use functional currency other than the U.S. Dollar are as follow:

Subsidiary	Country	Functional currency
Arauco do Brasil S.A.	Brazil	Real
Arauco Forest Brasil S.A.	Brazil	Real
Arauco Florestal Arapoti S.A.	Brazil	Real
Empreendimentos Forestais Santa Cruz Ltda.	Brazil	Real
Catan Empreendimentos e Participacoes S.A.	Brazil	Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Real
Arauco Distribución S.A.	Chile	Chilean peso
Investigaciones Forestales Bioforest S.A.	Chile	Chilean peso
Controladora de Plagas Forestales S.A.	Chile	Chilean peso

	January-March
	2011 ThU.S.$	2010 ThU.S.$
Exchange differences recognized in income and loss, except for financial instruments measured at fair value through income and loss	14,789	(7,861)
Conversion reverse	24,335	(19,468)

NOTE 12. BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of borrowing to finance these investment projects.

	January-March
	2011 ThU.S.$	2010 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.68%	5.97%
Amount of the capitalized interest cost, property, presented as plant and equipment	1,318	2,159

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Receivable and payable amounts among related parties at the end of each period correspond to commercial operations and financings negotiated in Chilean Pesos, American dollars and Euros, where collection or payment deadlines are outlined in the attached tables and in general do not have adjustment or interest clauses, except for financing transactions.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	Origin Country	Functional Currency	% Share 03/31/2011			% Share 12/31/2010
				Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Alto Paraná S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	0	99.9766	99.9766
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
-	Arauco Denmark Aps	Denmark	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	0	99.9992	99.9992	0	99.9992	99.9992
-	Arauco Do Brasil S.A.	Brazil	Real	2.4990	97.5000	99.9990	2.4990	97.5000	99.9990
-	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8990	99.9990	0.1000	99.8990	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Real	0	79.9992	79.9992	0	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Real	23.1991	76.8000	99.9991	23.1991	76.8000	99.9991
-	Arauco Forest Products B.V.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
-	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99,9990	99,9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6037	99.9990	0.3953	99.6037	99.9990
-	Araucomex S.A. De C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9925	99.9925	0	99.9934	99.9934
96657900-5	Controladora De Plagas Forestales S.A.	Chile	Chilean pesos	0	59.6326	59.6326	0	59.6326	59.6326
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real	0	99.9754	99.9754	0	99.9766	99.9766
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	0	97.4281	97.4281	0	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	0	79.9405	79.9405	0	79.9405	79.9405
-	Forestal Nuestra Señora Del Carmen S.A.	Argentina	U.S. Dollar	9.1600	90.8372	99.9972	9.1600	90.8372	99.9972
-	Forestal Talavera S.A.	Argentina	U.S.Dollar	0	99.9945	99.9945	0	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Industrias Forestales S.A.	Argentina	U.S. Dollar	9.9770	90.0221	99.9991	9.9770	90.0221	99.9991
-	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
-	Inversiones Celco S.L.	Spain	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Leasing Forestal S.A.	Argentina	U.S. Dollar	0	99.9771	99.9971	0	99.9771	99.9771
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9923	99.9923	0	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	90.0000	0.9992	99.9992	99.0000	0.9992	99.9992
-	Savitar S.A.	Argentina	U.S. Dollar	0	99.9930	99.9930	0	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	January-March
	2011 ThU.S.$	2010 ThU.S.$
Salaries and bonus	12,455	13,644
Diet Directory	393	365
Termination benefits	228	546
Total	13,076	14,555

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	427	21
CMPC Celulosa S.A.	96,532,330-9	Indirect	Chile	Chilean pesos	30 days	0	536
Eka Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	30 days	3,504	3,665
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	4,120	4,032
Stora Enso Arapoti Industria de Papel S.A.	-	Associates	Brazil	Real	30 days	837	1,112
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	223	340
Colbún S.A.	96,505,760-9	Associates	Brazil	Real	30 days	0	8,368
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	Euro	November 2011	42,526	0
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	November 2011	11,750	0
Total						63,387	18,074

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	9,971	5,989
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	553	233
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	4	32
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	30 days	0	27
Sigma S.A.	86,370,800-1	Other related party	Chile	Chilean pesos	30 days	0	3
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	30 days	0	131
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	8	27
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	7	4
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	991	655
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	497	237
CMPC Maderas S.A.	95,304,000-K	Other related party	Chile	Chilean pesos	30 days	0	1,826
Sodimac S.A.	92,792,430-K	Other related party	Chile	Chilean pesos	30 days	0	45
Total						12,031	9,209

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Transaction Detail	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	966	2,897
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	Management service	151	272
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and lubricant	23,582	71,424
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	Transport and stowage	1,428	4,100
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	Supplies	0	1,367
Dynea Brasil S.A.	-	Associates	Brazil	Real	Chemical products	0	9,695
Dynea Brasil S.A.	-	Associates	Brazil	Real	Melamine paper	0	5,466
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Sodium chlorate	13,667	39,338
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Wood and logs	244	1,087
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	Legal services	403	1,344
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	Port services	1,805	7,049
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Associates	Chile	Chilean pesos	Telephone services	99	252
Sodimac S.A.	96,792,430-k	Associates	Chile	Chilean pesos	Other purchases	19	248
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Logs and others	4	705
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Other purchases	305	893

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin		Transaction Detail	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	Euro	Loans	42,328	0
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	Euro	Interest	198	0
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	Loans	11,702	0
Celulosa y Energía Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	Interest	48	0
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Electrical power	2,053	2,418
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Other sales	0	9,179
Dynea Brasil S.A.	-	Associates	Brazil	Real	Fuel	0	259
Eka Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	Electrical power	9,098	26,277
Sodimac S.A.	96,792,430-k	Indirect	Chile	Chilean pesos	Wood	7,607	35,873
Stora Enso Industria de Papel S.A.	-	Associates	Brazil	Real	Wood	2,917	8,839
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Woodchip	5,810	26,985
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Wood	709	2,061
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Inputs	0	4,567
Cartulinas CMPC S.A.	96,731,890-6	Indirect	Chile	Chilean pesos	Pulp	5,396	16,225

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are all entities over which Arauco has the power to manage financial and operational policies. This generally means holding more than one half of the voting rights of such entities. Stock held in an entity and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Company controls another entity. Subsidiaries are consolidated as of the date on which control is transferred to the Company, and are excluded when control is terminated.

Arauco applies the purchase method to record a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized income are eliminated.

Disclosure of Subsidiary Investments

On January 7, 2011 our subsidiary Arauco Denmark Aps sold 100% of its shares in Arauco Forest Products B.V. to Arauco Holanda Cooperatief U.A. in the amount of ThEUR 731.

On December 27, 2010 Inversiones Arauco Internacional Ltda. and Celulosa Arauco y Constitución S.A. made a capital contribution amounted to ThEUR 99 (ThU.S.$131) and ThEUR 1 (ThU.S.$1) respectively, to Arauco Holanda Cooperatief U.A., non-operating company dedicated to investment.

On June 28 and July 14, 2010 the Alto Paraná subsidiary made two additional capital contributions in the amounts of ThReal$17,150 (ThU.S.$9,649), and ThReal$880 (ThU.S.$502). To the Brazilian company Empreendimientos Florestais Santa Cruz Ltda. The above-mentioned investments were made as part of the expansion policy of the business throughout the acquisition of forest assets in Brazil. Such transaction will be carried out by the related company Catan Empreendimentos e Participaçiónes S.A., of which, Empreendimentos Florestais Santa Cruz Ltda. and Arauco Forest Brasil S.A. own 25.24% and 74.76%, respectively.

On February 2, March 12, May 10 and July 9, 2010 capital contributions in an amount equal to ThU.S.$2,000 each, were made to the associated company Inversiones Puerto Coronel S.A.

On March 15, 2010 Arauco, through its subsidiary Placas do Paraná S.A. (now Arauco do Brasil S.A.) made a contribution of ThU.S.$15,000 to acquire 50% of the shares of Dynea Brasil S.A. As result, Placas do Paraná S.A. (now Arauco do Brasil S.A.) holds 100% of participation in Dynea Brasil S.A. This investment generated negative goodwill of ThU.S.$1,113 presented in the income statement under Other income (loss).

Placas do Paraná S.A. merged into Dynea Brasil S.A. in April, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

On January 4, 2010, the corporate reorganization was approved as a consequence of the merging by absorption done by the subsidiary Alto Paraná S.A, of Faplac S.A. and Flooring S.A. effective last January 1, 2010.

The following table shows the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

Dynea Brasil S.A.	03/15/2010 ThU.S.$
Cash	8,023
Trade accounts receivable	3,621
Inventory	4,535
Property, plant and equipment	29,212
Deferred income tax	140
Other assets	933
Total Assets	46,464
Trade payables	6,707
Deferred income tax	8,267
Other liabilities	854
Total Liabilities	15,828

The following table shows the negative goodwill for the investment in Dynea Brasil S.A.:

2010	Dynea ThU.S.$
Paid value	15,000
50% acquired in previous years	14,523
Fair value of assets and liabilities acquired	(30,636)
Negative goodwill	(1,113)

Details of the subsidiaries are described in Note 13.

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Aserraderos Arauco S.A. Chile U.S. Dollar 99.9992%
	03/31/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	389,160	60,269
Non-current of subsidiary	256,010	19,465
Total subsidiary	645,170	79,734

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	397,995	71,576
Non-current of subsidiary	245,817	19,535
Total subsidiary	643,812	91,111

	03/31/2011 ThU.S.$	03/31/2010 ThU.S.$
Income of subsidiary	142,071	83,456
Expenses of subsidiary	(129,094)	(80,666)
Net Gain (loss) of subsidiary	12,977	2,790

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Paneles Arauco S.A. Chile U.S. Dollar 99.9992%
	03/31/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	451,780	47,583
Non-current of subsidiary	324,587	86,867
Total subsidiary	776,367	134,450

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	451,136	51,677
Non-current of subsidiary	314,987	86,999
Total subsidiary	766,123	138,676

	03/31/2011 ThU.S.$	03/31/2010 ThU.S.$
Income of subsidiary	144,416	102,881
Expenses of subsidiary	(129,704)	(96,899)
Net Gain (loss) of subsidiary	14,712	5,982

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Arauco Internacional S.A. Chile U.S. Dollar 99.9986%
	03/31/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	25,454	1,897
Non-current of subsidiary	2,057,523	2,656
Total subsidiary	2,082,980	4,553

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	43,804	1,931
Non-current of subsidiary	1,954,721	2,220
Total subsidiary	1,998,525	4,151

	03/31/2011	03/31/2010
	ThU.S.$	ThU.S.$
Income of subsidiary	21,254	18,185
Expenses of subsidiary	(385)	(7,152)
Net Gain (loss) of subsidiary	20,869	11,033

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Forestal Arauco S.A. Chile U.S. Dollar 99.9248%
	03/31/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	11,219	319,832
Non-current of subsidiary	2,929,703	170
Total subsidiary	2,940,922	320,002

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	9,311	313,024
Non-current of subsidiary	2,917,877	337
Total subsidiary	2,927,188	313,361

	03/31/2011	03/31/2010
	ThU.S.$	ThU.S.$
Income of subsidiary	14,336	5,865
Expenses of subsidiary	(7,480)	(7,365)
Net Gain (loss) of subsidiary	6,856	(1,500)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

The following table shows information on Investments in Associates as of March 31, 2011 and December 31, 2010, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%
	03/31/2011	12/31/2010
Investment in Associate	ThU.S.$43,438	ThU.S.$44,077

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$31,403	ThU.S.$31,453

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$ 1,316	ThU.S.$ 1,349

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$39,605	ThU.S.$38,694

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%
	03/31/2011	12/31/2010
Investment in Associate	ThU.S.$67	ThU.S.$62

Summarized financial Information of Associates

	03/31/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	131,484	39,553
Non-current assets	369,810	14,230
Equity		447,511
Total Associates (*)	501,294	501,294

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	108,108	38,565
Non-current assets	390,685	10,523
Equity		449,705
Total Associates (*)	498,793	498,793

	03/31/2011 ThU.S. $	03/31/2010 ThU.S.$
Ordinary income	71,426	75,951
Ordinary expenses	(69,788)	(74,022)
Net income (loss) (*)	1,638	1,929

(*)	Includes associates investments that do not qualify as Joint Ventures.

Movement in Investment in Associates and Joint Ventures

	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	498,204	476,101
Investment Changes in Associate Companies
Investment in Associates and joint ventures, Additions	19,000	62,559
Negative goodwill immediately recognized	0	1,113
Gain for incorporation in joint ventures	0	0
Equity in income (Loss) investments in associates	169	1,906
Equity in income (Loss) joint ventures	(4,065)	(9,599)
Dividends Received, Investments in Associates	0	(5,737)
Increase (Decrease) in foreign exchange translation of investment in associates	26	1,045
Other Increase (Decrease) in investment in associates	0	(29,184)
Changes in Associate Company Investments, Total	15,130	22,103
Investments in Associates accounted for using the equity method, closing balance	513,334	498,204

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

These investments are presented in the Consolidated Balance Sheet together with investments in associates and measured by using the equity method.

If a Joint Venture associate incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates income that would reverse the negative equity previously generated due to the losses.

Realized Investments

There are no investments in joint ventures to disclose as of March 31, 2011 and 2010.

Investments in Uruguay

The main assets acquired from Ence during the year 2009 are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains forestry equity of approximately 256,000 hectares of land, of which 138,000 hectares are planted.

At a later date, as mentioned in above paragraphs, during 2010, Arauco made contributions to Forestal Cono Sur S.A. and Ence Group that amounted to ThU.S.$39,559. In 2011, Arauco made capital contributions to these companies of a total of ThU.S.$19,000.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between and Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Summary Financial Information of significant investments in Joint Ventures

	03/31/2011		12/31/2010
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	9,906	6,584	13,735	4,792
Non-Current	275,862	13,059	274,224	13,060
Equity	0	266,125	0	270,107
Total Joint Venture	285,768	285,768	287,959	287,959
Investment	133,063		135,054

	03/31/2011		03/31/2010
Income	780		444
Expenses	(4,762)		(1,817)
Joint Venture Net Income (Loss)	(3,982)		(1,373)

	03/31/2011		12/31/2010
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	35,738	49,116	26,252	31,120
Non-Current	450,623	23,526	415,532	23,358
Equity	0	413,719	0	387,306
Total Joint Venture	486,361	486,361	441,784	441,784
Investment	206,860		193,653

	03/31/2011		03/31/2010
Income	8,008		14,357
Expenses	(12,428)		(14,028)
Joint Venture Net Income (Loss)	(4,420)		329

	03/31/2011		12/31/2010
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	22,637	7,939	19,546	6,582
Non-Current	31,047	3,790	31,524	3,768
Equity	0	41,955	0	40,720
Total Joint Venture	53,684	53,684	51,070	51,070
Investment	20,978		20,360

	03/31/2011		03/31/2010
Income	17,032		7,710
Expenses	(15,797)		(8,220)
Joint Venture Net Income (Loss)	1,235		(510)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS (IAS 36)

The recoverable amount of tangible assets is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of this accounting period, we had the following information:

Effect from economic crisis

The decrease in demand for sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States have led Arauco to decide to permanently close during the fiscal year 2009 and 2008, and during first months of 2010 Arauco had stopped activities of the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel, Coelemu, Horcones II, and the remanufacturing plant Lomas Coloradas. All closed facilities are located in Chile.

During May 2010, Horcones II plant restarted operations and in June the Plant of Coronel was sold. By the continuing investment in equipments and technologies and more intensive use of our facilities, an important part of the production capacity of the plants have been supplied, and determined that the closure of Araucana, Escuadron, Aserradero Lomas Coloradas, Coelemu sawmills and Lomas Coloradas remanufacturing plant is considered as permanent. As of closing date of these Consolidated Financial Statements, the assets associated with these plants located in Chile are classified as Assets held for sale, as mentioned in Note 22.

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation using its land and buildings as a logistics center. At the end of 2010, the Company registered ThU.S.$2,000 as impairment provision related to machinery and installations and no decision about their destination has been made.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value. These estimates were made by both external and internal evaluators.

Effect from the earthquake

Immediately after the earthquake that impacted the southern central region of Chile on February 27, 2010, an area in which the Company maintains its industrial operations, all of our production units applied their contingency plans. This involved shutting down operations and evaluating the damage caused to each facility by the earthquake.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Mutrún sawmill located in Constitución was destroyed by floodwaters. This facility represented 6% of the Arauco’ saw timber production capacity in Chile.

Arauco’s industrial facilities, 34 in Chile, have resumed their activities in the shortest time possible. As of the date of this Financial Statement, all of its facilities are operating including line II of the Arauco Pulp Mill from February, 2011.

The suspension of the Company’s operations in Chile resulted in a decrease in sales volumes and adverse effects on the result of the Company.

Insurances

Damages caused by the earthquake are adequately covered by the following insurance policies:

•	All risk of physical assets and income (loss)

•	All transport risk and all inventory losses

•	Residential Fire

•	All construction risk

Financial Statement as of March 31, 2011 includes:

U.S.$107 million registered under Trade and Other Receivables for future compensations, associated with physical damages (U.S.$82 million) and operational costs (U.S.$25 million).

These Consolidated Financial Statements include a payment compensation received today amounting to U.S.$285 million, basically associated with physical damages (U.S.$105 million) and operational costs and losses caused by downtime (U.S.$180 million).

Related expenses to the damage produced by the earthquake were recognized when the relevant events occurred, but accounts receivable from insurance companies related to these expenses, in addition to the closure as a result of the earthquake, are recognized only when payment is assured.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of March 31, 2011 and December 31, 2010 amounted to ThU.S.$2,000 by closing of Bossseti sawmill located in Argentina, as indicated in the previous paragraph.

Disclosure of Asset Impairment

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the earthquake and tsunami as of March 31, 2011 and December 31, 2010:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions Losses	Technical Obsolescence
	03/31/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S. $2,534	ThU.S. $2,682

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Earthquake and tsunami
	03/31/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S. $ 144,884	ThU.S.$144,207

The following tables show information on the Impairment provision on Property, plant and equipment as of March 31, 2011:

Property, plant and equipment provision	ThU.S.$
Opening balance at 01-01-2011	148,889
Increased provision (earthquake damages)	678
Impairment reversion	(149)

Closing balance at 12-31-2010	149,418

(1)	Aserraderos Mutrún assets that were write-off.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of March 31, 2011 this goodwill amounted to ThU.S.$64,834 (ThU.S.$63,374 at December 31, 2010). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil; therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

1.(i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio procedure against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years, which includes the principal amount owed, interest and fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,481 at December 31, 2010).

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for precautionary measures.

On May 13, 2010 the Federal Appeal Court decided to accept the precautionary ruling requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This precautionary ruling was granted by the Federal Appeal Court subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. After some precisions made by APSA on the abovementioned policy, on June 2, 2010, the Federal Appeal Court accepted this surety filed by APSA and ordered to notify the precautionary

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

ruling granted to the AFIP. On June 4, 2010 the AFIP was notified on this precautionary ruling, which is final since June 22, 2010.

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$2,629 at December 31, 2010) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$411 at December 31, 2010), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, the resolution of which is still pending. In order to avoid having the appeal denied by the Appeals Court or it being declared inadmissible by the Supreme Court of Justice, and to properly defend APSA’s rights, an extraordinary appeal was filed on May 6, 2010. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. This proceeding is still pending, and the period in which the parties are allowed to gather and submit evidence has concluded. Experts’ reports were submitted, but the period in which the parties are able to review them has not begun yet, and a ruling on the motion for dismissal is still pending.

3. With regard to the Nueva Aldea Mill, on December 21, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as jointly responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as jointly responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway. On March 23, 2011, Echeverría Izquierdo Montajes Industriales S.A., terminated all proceedings through out-of-court settlements with the plaintiffs, without acknowledging its liability. As a result, it waived all of its rights against the former as well as the other defendants, Leonel Espinosa Canales and Celulosa Arauco y Constitución S.A. On March 24, 2011, the settlement was submitted to the court for their approval. On April 27, 2011 the court approved the settlement.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place in December 2005.

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court dismissed the complaint on the grounds that the plaintiff had ceased in his procedural activity for more than six months, which was then challenged by the plaintiff. The Appeals Court subsequently overruled the dismissal, rejecting the lower court’s argument of abandonment. Therefore, the processing of this case was resumed, and a hearing was set for conciliation and testing on January 25, 2011. The hearing was not held on the mentioned date. This is the only case that continues pending.

Finally, based on these same events, on November 10, 2009, the Company was notified of a labor complaint, pursuant to a general application procedure initiated by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as jointly responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The Court denied the complaint based on the applicable statute of limitation. The plaintiff then appealed such resolution, which remains pending. On October 21, 2010 the hearing was held for trial, where the Court decided to reject the motion to dismiss based on lack of jurisdiction and allowed the motion to dismiss based on the applicable statute of limitation. Both, the plaintiffs and Echeverría appealed this decision. On November 16, 2010, the appeal was assigned docket number 66-2010 by the Court of Appeals Chilllán. This case, however, has been terminated through the above-mentioned settlement.

4. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed, a claim disputing the above-mentioned tax calculations No. 184 and 185 of 2005. The RAF was

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

5. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The case is currently under review by the Chillan Court.

6. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim finding the case pending.

7. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

On March 10, 2011, Forestal Celco S.A. answered the claim. On April 13, 2011, a request for a settlement hearing was presented; which was scheduled for May 4, 2011.

8. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosque Arauco S.A.), as well as the Company, for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the payment of severance for their years of service, dismissal notice,

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling joint and severally condemns the Company to pay various compensations –including social security payments - that are calculated until the day of the dismissal. On January 10, 2011, the Company entered a clarification remedy and appeal requesting the complete revoking of the ruling.

9. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages. The court rejected this argument, proceeding to order the execution of the ruling.

10. On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

The plaintiff argues that the contracts entered into with sawmill administrators have an effect over Aserradores Arauco S.A.

In this suit, the evidentiary ruling was issued, but it has not yet been notified. There have been no actions for over a year and it is currently archived.

11. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

Provisions as of March 31, 2011 and December 31, 2010 are as follow:

Classes of Provisions	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Provisions, Current	6,429	5,842
Legal claims provision	6,429	5,842
Other provision	0	0
Provisions, non-current	7,794	7,609
Legal claims provision	7,794	7,609
Other provision	0	0
Total Provisions	14,223	13,451

	03/31/2011
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,451	0	13,451
Changes in provisions
Increase in existing provisions	279	0	279
Used provisions	430	0	430
Increase in foreign currency exchange	55	0	55
Other increases	8	0	8
Total Changes	772	0	772
Closing balance	14,223	0	14,223

	12/31/2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Additional provisions	5,024	0	5,024
Used provisions	(6,849)	(50)	(6,899)
Increase in foreign currency exchange	665	0	665
Other increases	29	0	29
Total Changes	(1,131)	(50)	(1.181)
Closing balance	13,451	0	13,451

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Computer software

Rights

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Disclosure of Identifiable Intangible Assets

Classes of Intangible Assets, Net	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Intangible assets, net	10,866	11,127
Computer software	3,786	4,054
Water rights	5,777	5,777
Other identifiable intangible assets	1,303	1,296
Classes of Identifiable intangible assets, gross	26,717	26,694
Computer software	19,637	19,601
Water rights	5,777	5,777
Other identifiable intangible assets	1,303	1,316
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(15,851)	(15,567)
Accumulated amortization and impairment, intangible assets	(15,851)	(15,567)
Computer software	(15,851)	(15,547)
Water rights	0	0
Other identifiable intangible assets	0	(20)

Reconciliation between opening and closing book values

	03/31/2011
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$

Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	71	0	0	71
Amortization	(336)	0	0	(336)
Increase (decrease) in foreign currency conversion	(3)	0	7	4
Changes Total	(268)	0	7	(261)
Closing Balance	3,786	5,777	1,303	10,866

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2010
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$

Opening Balance	4,381	5,730	1,043	11,154
Changes
Additions	1,282	47	265	1,594
Amortization	(1,615)	0	0	(1,615)
Increase (decrease) in foreign currency conversion	6	0	(12)	(6)
Changes Total	(327)	47	253	(27)
Closing Balance	4,054	5,777	1,296	11,127

		Minimum life	Maximum life
Computer software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets include its forestry plantations of mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 939 thousand hectares are used for planting, 370 thousand hectares are native forest, 155 thousand hectares are used for other purposes and 52 thousand hectares will be planted.

As of March 31, 2011 the production volume totaled 4.6 million cubic meters (3.7 million cubic meters as of March 31, 2010).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current equity is projected assuming that total volume does not decrease and a minimum demand equal to the current demand is sustained.

•	Future plantations are not considered.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, as of March 31, 2011 amounted to ThU.S.$57,184 (ThU.S.$31,281 as of March 31, 2010). Additionally, cost of sales include a higher cost of ThU.S.$51,314 as of March 31, 2011 (ThU.S.$24,260 as of March 31, 2010) resulting from the difference between the cost of wood at fair value versus cost basis.

•	Forests are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Differences in the valuation of biological assets at the discount rate margins are presented in the Income Statement under item Other Operating Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested and sold within 12 months.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which is presented in these consolidated financial statements under the equity method (see Note 16).

As of March 31, 2011, Arauco’s investment in Uruguay represented a total of 128 thousand hectares, of which 69 thousand hectares are allocated to plantations, 7 thousand hectares to native forest, 44 thousand hectares for other uses, and 8 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibit sale and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of March 31, 2011, the fair value of these forests reached ThU.S.$23,019 (ThU.S.$30,222 at December 31, 2010).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories in the Raw Material item.

No significant grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Current	335,321	344,096
Non-current	3,472,559	3,446,862
Total	3,807,880	3,790,958

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Biological Assets Movement

Movement	03/31/2011 ThU.S.$
Opening Balance	3,790,958
Changes in Biological Assets
Additions	33,704
Decreases due to Sales	(282)
Decreases due to Harvest	(81,557)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	57,184
Increases (decreases) in Foreign Currency Translation	11,386
Other Increases (decreases)	(3,513)
Total Changes	16,922
Closing Balance	3,807,880

Movement	12/31/2010 ThU.S.$
Opening Balance	3,757,528
Changes in Biological Assets
Additions	112,320
Decreases due to Sales	(2,832)
Decreases due to Harvest	(302,808)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	221,501
Increases (decreases) in Foreign Currency Translation	21,501
Other Increases (decreases)	(16,252)
Total Changes	33,430
Closing Balance	3,790,958

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

As of March 31, 2011 and December 31, 2010, Arauco made the following disbursements related to its main environmental projects:

Company	03/31/2011 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	88	Asset	Property, plant and equipment	14	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	175	Asset	Property, plant and equipment	120	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	848	Asset	Property, plant and equipment	1,481	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	142	Asset	Property, plant and equipment	4,837	2012
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5	Asset	Property, plant and equipment	6,395	2012
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	301	Asset	Property, plant and equipment	3,971	2012
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	0
Alto Paraná S.A.	Construction of Outlets	In process	8	Asset	Property, plant and equipment	805	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2011
Paneles Arauco S.A.	Environmental improvement studies	In process	38	Asset	Property, plant and equipment	610	2011
Paneles Arauco S.A.	Environmental improvement studies	In process	121	Expense	Administration expenses	1,703	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	116	Asset	Property, plant and equipment	758	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	832	Asset	Operating cost	1,753	2011
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	70	Expense	Administration expenses	211	2011
Forestal Celco S.A	Environmental improvement studies	In process	110	Asset	Property, plant and equipment	743	2011
Forestal Celco S.A	Environmental improvement studies	In process	71	Expense	Administration expenses	265	2011
Arauco Do Brasil S.A.	Environmental improvement studies	In process	2,062	Asset	Property, plant and equipment	425	2011
	Total		5,319			26,697

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Company	12/31/2010 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	3,915	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	1,752	Asset	Property, plant and equipment	158	2011
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	19,142	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	1,096	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,410	Asset	Property, plant and equipment	251	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	370	Expense	Operating cost	28	2011
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	1,125	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	394	Expense	Operating cost	0	0
Alto Paraná S.A.	Construction of Outlets	In process	705	Asset	Property, plant and equipment	813	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	726	Asset	Property, plant and equipment	3,486	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	467	Expense	Administration expenses	500	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,696	Expense	Operating cost	2,264	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	3,329	Asset	Property, plant and equipment	0	0
Paneles Arauco S.A	Environmental improvement studies	In process	898	Expense	Administration expenses	2,080	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	702	Asset	Property, plant and equipment	22	2011
Forestal Celco S.A	Environmental improvement studies	In process	853	Asset	Property, plant and equipment	853	2012
Forestal Celco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	586	Asset	Property, plant and equipment	0	0
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,820	Asset	Property, plant and equipment	2,285	2011
	Total		44,986			12,740

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products due primarily to the reasons described in Note 17, have led Arauco’s Management to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Lomas Coelemu and the remanufacturing plant Lomas Coloradas. Fixed assets related to these facilities are available for sale, which is expected to occur in the next 12 months, which has begun efforts to sell the assets involved.

Information on the main types of non-current assets held for sale:

	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Land	5,003	5,003
Buildings	5,877	5,877
Property, plant and equipment	3,228	3,228
Total	14,108	14,108

As of March 31, 2011 has not been recognized in the item Other Operating Expenses related to impairment of these assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of March 31, 2011 and December 31, 2010. An informative estimate of fair value is shown for instruments valued at amortized cost.

	03/31/2011		12/31/2010
Financial Instruments	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets
Fair value with change in Income and Loss (Negotiation) (1)		358,156		270,720
Interest Rate Swaps		1,455		2,909
Forward		1,525		0
Mutual funds (2)		355,176		267,811
Loans and Accounts Receivables	1,447,533	1,447,533	1,562,277	1,562,277
Cash and cash equivalents	557,074	557,070	776,023	776,023
Cash	79,715	79,711	69,955	69,955
Fixed Term Deposits	477,359	477,359	705,694	705,694
Agreements	0	0	374	374
Accounts Receivables (net)	890,463	890,463	786,254	786,254
Trades and Notes Receivables	690,040	690,040	609,730	609,730
Leases	8,890	8,890	9,916	9,916
Other Debtors	191,533	191,533	166,608	166,608
Hedging
Swaps foreign exchange		39,961		53,407
Financial Liabilities, Total	3,772,575	3,942,059	3,826,264	3,983,667
Liabilities
Financial Liabilities at amortized cost	3,773,575	3,936,688	3,811,751	3,969,134
Bonds issued in Dollars	2,360,353	2,515,829	2,374,258	2,527,933
Bonds issued in UF (4)	666,456	682,597	677,362	694,968
Bank Loans in Dollars	334,645	329,211	375,309	364,751
Bank Loans in other currencies	20,552	17,483	22,247	18,907
Financial Leasing	317	317	393	393
Trades and other Payables	391,252	391,252	362,182	362,182
Financial liabilities with change in Income and Loss(3)		5,371		14,533
Hedging
Swaps foreign exchange	0	0	0	0

(1)	Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in the line Other Financial Assets.
(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in the line Other financial liabilities, current and non-current according to their maturity.
(4)	UF is a Chilean measure which incorporates the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt and amounts for short-term portion of financial debt as of March 31, 2011 and December 31, 2010:

	March 2011 ThU.S.$	December 2010 ThU.S.$
Obligations with banks and financial institutions long term - short term portion	84,115	63,344
Bonds – short term portion	423,636	436,980
Total	507,751	500,324

The following table shows Arauco’ net debt to equity ratio level as of March 31, 2011 and December 31, 2010:

	March 2011 ThU.S.$	December 2010 ThU.S.$
Financial debt, current	522,432	540,140
Financial debt, non-current	2,859,891	2,909,429
Total	3,382,323	3,449,569
Cash and cash equivalent	(912,250)	(1,043,834)
Net financial debt	2,470,073	2,405,735
Non-controlling participation	110,882	108,381
Net equity attributable to parent company	6,856,887	6,732,194
Total consolidated equity	6,967,769	6,840,575
Total net debt to equity ratio	0.35	0.35

Fair Value Financial Assets with Changes in Income and Loss (Negotiation)

Fair value financial assets with changes in income and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified for negotiation purposes unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in income and loss:

	March 2011 ThU.S.$	December 2010 ThU.S.$	Period Variation
Fair value with changes in income and loss (Negotiation)	358,156	270,720	32%
Interest Rate Swap	1,455	2,909	-50%
Forward	1,525	0	100%
Mutual Funds	355,176	267,811	33%

Swaps: At the closing balance sheet date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty as to their underlying liability, so these instruments comply with the management strategy regarding implicit structural liquidity risk for Arauco operations. The fair value of this item decreased by 50% compared to March 31, 2010 due to lower horizon cash flows from swaps. The U.S. Dollar is the original currency of these instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. The fair value of this item has decreased by 100% since at the closing balance sheet date, there were no such instruments. The U.S. Dollar is the original currency of these instruments.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has increased its position in this type of instrument by 33% as compared with December 2010.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on non quoted market’s or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other Receivables.

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and other receivables current and non-current.

	March 2011 ThU.S.$	December 2010 ThU.S.$
Loans and Receivables	1,447,533	1,562,277
Cash and Cash Equivalents	557,070	776,023
Cash	79,711	69,955
Fixed Term Deposits	477,359	705,694
Pacts	0	374
Receivables (Net)	890,463	786,254
Trades and Other Notes receivable	698,930	619,646
Other Debtors	191,533	166,608

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table shows cash and cash equivalents classified by currency of origin as of December 31, 2010 and December 31, 2009:

	March 2011 ThU.S.$	December 2010 ThU.S.$
Cash and Cash Equivalents	912,250	1,043,834
US Dollar	187,754	513,292
Euro	15,318	73,573
Other currencies	72,106	48,511
$ no adjustable	532,528	408,458
U.F	104,544	0

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize the short-term value of cash surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters.

Trades and account receivables, current and non-current by currencies as of March 31, 2011 and December 31, 2010 as follow:

	March 2011 ThU.S.$	December 2010 ThU.S.$
Trades and account receivables, current	879,772	774,289
US Dollar	622,766	528,657
Euro	28,799	31,651
Other currencies	110,268	93,075
$ no adjustable	114,440	115,338
U.F.	3,499	5,568
Trades and account receivables, non-current	10,691	11,965
US Dollar	1,261	4,389
Other currencies	116	205
$ no adjustable	3,883	4,589
U.F.	5,431	2,782

The following table summarizes Arauco’s financial assets at closing balance:

	March 2011 ThU.S.$	December 2010 ThU.S.$
Financial Assets	1,805,689	1,832,997
Fair Value with changes in Income	358,156	270,720
Loans and Receivables	1,447,533	1,562,277

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

	Currency	03/31/2011	12/31/2010	03/31/2011	12/31/2010
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,773,575	3,811,751	3,936,689	3,969,134
Bonds Issued	U.S. Dollar	2,360,353	2,374,258	2,515,829	2,527,933
Bonds Issued	U.F.	666,456	677,362	682,597	694,968
Bank Loans	U.S. Dollar	334,645	375,309	329,211	364,751
Bank Loans	Other currencies	20,552	22,247	17,483	18,907
Financial Leasing	U.F.	317	393	317	393
Trades and Other Payables	U.S. Dollar	242,236	296,697	242,236	296,697
Trades and Other Payables	Euro	3,090	3,220	3,090	3,220
Trades and Other Payables	Other currencies	92,085	25,368	92,085	25,368
Trades and Other Payables	$ no adjustable	53,699	35,319	53,699	35,319
Trades and Other Payables	U.F.	142	1,578	142	1,578

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of March 31, 2011 and December 31, 2010 is as follows:

	March 2011
	Current ThU.S.$	Non- current ThU.S.$	Total ThU.S.$
Loans that accrue interest	522,432	2,859,891	3,382,323
Trades and Other Payables	391,252	0	391,252
Total Financial Liabilities	913,684	2,859,891	3,773,575

	December 2010
	Current ThU.S.$	Non- current ThU.S.$	Total ThU.S.$
Loans that accrue interest	540,140	2,904,428	3,449,568
Trades and Other Payables	362,182	0	362,182
Total Financial Liabilities	902,322	2,904,428	3,811,750

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a rate swap and forward exchange rate as a financial liability at fair value with changes in income and loss. This liability incurred a net decrease of 30%, due to a rate decrease experienced by the economy in the last period. Both financial instruments incurred a decrease of 63% as of March, 31, 2011 in financial liability at fair value with changes in income and loss compared to December 2010.

	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in income and loss	5,371	14,533	63%
Swap	5,371	7,642	-30%
Forward exchange rate	0	6,891

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Financial Liabilities	03/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Total Financial Liabilities	3,778,946	3,826,264
Financial Liabilities at fair value with changes in income (negotiation)	5,371	14,533
Financial Liabilities Measured at Amortized Cost	3,773,575	3,811,731

Effect on Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	03/31/2011 ThU.S.$	03/31/2010 ThU.S.$
Opening balance	(14,079)	(4,820)
Fair value variation	(13,446)	(1,331)
Covered bond exchange difference	10,066	7,420
Higher financial expense to incomes	1,782	1,326
Swaps liquidations	(2,695)	(905)
Tax	455	(1,107)
Closing balance	(17,917)	583

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
Assets	Financial Instrument	03/31/2011 ThU.S.$	03/31/2010 ThU.S.$	03/31/2011 ThU.S.$	03/31/2010 ThU.S.$
At fair value with changes in income	Swap	2,276	439	0	0
	Forward	(1,443)	5,426	0	0
	Mutual Funds	3,041	565	0	0
	Sub-Total	3,874	6,430	0	0
Loans and Receivables	Fix terms deposits	4,938	1,368	0	0
	Repurchased agreements	38	0	0	0
	Trades and Other receivables	0	0	2,566	(229)
	Sub-Total	4,976	1,368	2,566	(229)
Hedge instruments	Cash flow swap	(1,782)	(1,326)	0	0
	Sub-Total	(1,782)	(1,326)	0	0
Liabilities
At amortized cost	Bank loans	(2,075)	(3,756)	0	0
	Bond issued obligations	(43,260)	(40,534)	0	0
	Sub-Total	(45,335)	(44,290)	0	0

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated March 31, 2011, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value	Measurement Methodology
	March 2011 ThU.S.$	Level I ThU.S.$	Level II ThU.S.$	Level III ThU.S.$
Financial Assets at fair value
Swap (asset)	1,455	0	1,455	0
Forward	1,525	0	1,525	0
Mutual Funds	355,176	355,176	0	0
Financial Liabilities at fair value
Swap (liabilities)	5,371	0	5,371	0
Forward (liabilities)	0	0	0	0

Hedging Instruments

Hedging instruments registered as of March 31, 2011 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$39,961 which is presented in the Consolidated Balance Sheet in Other financial assets, non-current. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$6,131 as of March 31, 2011. The maturity date of this Swap is March 1, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$6,641 as of March 31, 2011. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed an F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$ 4,563 as of March 31, 2011. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$5,128 as of March 31, 2011. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$ 5,113 as of March 31, 2011. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$5,536 as of March 31, 2011. This contract expires on October 30, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$4,870 as of March 31, 2011. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$334 as of March 31, 2011. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$334 as of March 31, 2011. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$158 as of March 31, 2011. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$431 as of March 31, 2011. This contract expires on September 1, 2020.

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.876 million (equivalent to 1,000,000 UF at the exchange rate at the date of the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

contract) at a rate of 5.09%. The markets value amounts to ThU.S.$722 as of March 31, 2011. This contract expires on September 1, 2020.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are recorded at fair value.

Swaps: They are valued using the discounted cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Mutual Funds: Given their nature, they are recognized at fair value at the closing date for the period.

Loans and Receivables

Their value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt.

Repurchased Agreements: These are measured at initial investment cost of paper sold plus interest accrued at the closing date of each period.

Hedging

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as a counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are measured at amortized cost using the effective interest rate method.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are measured using the discounted cash flow method at a rate consistent with the operation risk, using the information given by each bank as a counterpart.

Forward: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are intended to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from January 13, 2011). Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$131,22 million in December 2010. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

During the first quarter of 2011, Arauco’s consolidated sales amounted to ThU.S.$1,047,049 that according to the agreed term of sales, 60.39 correspond to credit sales, 27.09% to sales with letters of credit, and 12.52% to other classes of sales, such as Cash Against Documents (CAD).

As of March 31, 2011, Arauco’s Sales Debtors amounted to ThU.S.$689,386 that according to the agreed term of sales, 65.59% corresponded to credit sales, 28.38% to sales with letters of credit and 6.03% to other classes of sales, such as CAD, distributed among 2,051 clients. The client with the highest open account debt did not exceed 2.43% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 96.87%, therefore, Arauco’s exposure portfolio is 3.13%.

Secured Debt-Open Account
	ThU.S.$	%
Total Open Account receivables	452,184	100.00
Secured debt (*)	430,700	95.25
Uncovered debt	7,321	2.50

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

	March 2011 ThU.S.$	December 2010 ThU.S.$
Current Receivables
Trades and Notes Receivable	689,315	609,189
Financial lease debtors	4,037	4,317
Other Debtors	186,420	160,783
Net Subtotal	879,772	774,289
Trades and Notes Receivable	703,009	622,773
Financial lease debtors	4,037	4,317
Other Debtors	191,493	168,532
Gross Subtotal	898,539	795,622
Estimated Trades and Uncollectable Notes - Bad Debt	13,694	13,584
Estimated Financial leases	0	0
Estimated Miscellaneous - Bad Debt	5,073	7,749
Subtotal Bad Debt	18,767	21,333
Non Current Receivables
Trades and Notes Receivable	725	541
Financial lease debtors	4,853	5,599
Other Debtors	5,113	5,825
Net Subtotal	10,691	11,965
Trades and Notes Receivable	725	541
Financial lease debtors	4,853	5,599
Other Debtors	5,113	5,825
Gross Subtotal	10,691	11,965
Estimated Trades and Uncollectable Notes - Bad Debt	0	0
Estimated Financial leases	0	0
Estimated Miscellaneous - Bad Debt	0	0
Subtotal Bad Debt	0	0

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable as of March 31, 2011, 92.41% is current, 4.91% is between 1 and 15 days past due, 0.79% is between 16 and 30 days past due, 0.22% is between 31 and 60 days past due, 0.63% is between 61 and 90 days past due, 0.04% is between 91 and 180 days past due, being the maximum distribution of credit for Arauco.

The following table shows the percentages in Sales debtors net, as of March 31, 2011:

Accounts receivables

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	637,040	33,881	5,430	1,488	4,315	265	6,967	689,386
%	92.41	4.91	0.79	0.22	0.63	0.04	1.01	100%

Arauco has recognized impairment over the last five years in the amount of U.S.$9,41 which represents 0.06% of total sales during this period.

Sales debtor impairment as a percentage of total sales

	2011	2010	2009	2008	2007	Last 5 years
Sales Debtors Impairment	0.01%	0.05%	0.05%	0.13%	0.03%	0.06%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first quarter of 2011 amount to U.S.$326,05 million which represents 0.04% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is an Uncollectable Provision Policy under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries (such as banks, brokers dealers and mutual funds, a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

March 31, 2011 (1):

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	147	0	0	355	0	147	355	Monthly	TJLP+1.2%	TJLP+1.2%
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	165	0	0	291	0	165	291	Monthly	TJLP+1.2%	TJLP+1.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-United States	0	0	48,000	194,927	0	48,000	194,927	(l) semiannual; (k) semiannualy from 2011	Libor 6 months +0.2%	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA	430	220	0	0	0	650	0	Maturity	0.26%	0.26%
-	Arauco do Brasil S.A.	Real	Banco HSBC	0	14	32	226	0	46	226	Maturity	5.50%	5.50%
-	Arauco do Brasil S.A.	Real	Banco Bradesco	0	42	42	705	0	84	705	Maturity	5.50%	5.50%
-	Arauco do Brasil S.A.	Real	Banco Do Brazil -Brazil	4,835	0	0	0	0	4,835	0	Maturity	6.75%	6.75%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	79	0	0	568	4,209	79	4,777	Monthly	TJLP+3.80%	TJLP+3.80%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	217	0	0	759	0	217	759	Maturity	TJLP+1.10%	TJLP+1.10%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	637	0	3,589	3,024	0	4,226	3,024	Monthly	11.25%	11.25%
-	Arauco Forest Brasil S.A.	U.S.Dollar	Banco Votorantim-Brazil	6	0	0	109	372	6	481	Maturity	3.30%	3.30%
-	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	78	0	0	258	0	78	258	Monthly	4.50%	4.50%
-	Arauco Forest Brasil S.A.	Real	Banco Itau-Brazil	191	0	0	613	0	191	613	Maturity	4.50%	4.50%
-	Arauco Forest Brasil S.A.	Real	Banco Santander	0	0	1,229	0	0	1,229	0	Maturity	6.75%	6.75%
-	Industrias Forestales S.A.	U.S. Dollar	Banco Santander Rio	0	0	3,008	0	0	3,008	0	Maturity	1.05%	1.05%
-	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	83	0	0	351	0	83	351	Monthly	0.00%	0.00%
76,721,630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-United States	9,752	0	25,713	55,520	0	35,465	55,520	Quarterly	Libor 3 months +0.375%	Libor 3 months +0.375%
			Total	16,620	276	81,613	257,706	4,581	98,509	262,287

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	743	0	0	47,348	0	743	47,348	(l) semiannual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	5,520	0	0	52,999	417,063	5,520	470,062	(l) semiannual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	0	168	93,284	0	168	93,284	(l) semiannual; (k) maturity	2.40	2.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	0	0	605	40,627	270,516	605	311,143	(l) semiannual; (k) maturity	3.23	3.22
-	Alto Paraná S.A.	U.S. Dollar	Bonds 144 A-Argentina	0	5,307	0	68,850	292,612	5,307	361,462	(l) semiannual; (k) maturity	6.33	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2019	0	0	6,142	145,000	620,453	6,142	765,453	(l) semiannual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2ª emission	0	0	391	37,500	138,146	391	175,646	(l) semiannual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 4ª emission	0	0	388,162	0	0	388,162	0	(l) semiannual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 5ª emission	0	0	3,459	322,039	0	3,459	322,039	(l) semiannual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 6ª emission	3,250	0	0	440,402	0	9,250	440,402	(l) semiannual; (k) maturity	5.64	5.63
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	0	0	3,889	80,000	492,763	3,889	572,763	(l) semiannual; (k) maturity	5.00	5.00
			Total	15,513	5,307	402,816	1,248,049	2,231,552	423,636	3,559,601

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	27	54	206	30	0	287	30	Monthly	4.50	4.50
			Total	27	54	206	30	0	287	30

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2010 (1):

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	144	0	0	406	0	144	406	Monthly	TJLP+1.2%	TJLP+1.2%
-	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	161	0	0	308	0	161	308	Monthly	TJLP+1.2%	TJLP+1.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-United States	0	260	24,000	219,463	79	24,260	219,542	(l) semiannual; (k) semiannualy from 2011	Libor 6 months +0.2%	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA	30,001	0	0	0	0	30,001	0	Maturity	0.26%	0.26%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	American Express	495	0	0	0	0	495	0	Maturity	0.00%	0.00%
-	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	0	8,905	0	0	0	8,905	0	Maturity	6.75%	6.75%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	82	0	0	1,267	3,480	82	4,747	Monthly	TJLP+3.80%	TJLP+3.80%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	213	0	0	806	260	213	1,066	Maturity	11.25%	11.25%
-	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	137	0	2,501	3,989	260	2,638	4,249	Monthly	TJLP+3.80%	TJLP+3.80%
-	Arauco Forest Brasil S.A.	U.S.Dollar	Banco Votorantim-Brazil	6	0	0	109	375	6	484	Maturity	11.25%	11.25%
-	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	71	0	0	271	0	71	271	Monthly	4.50%	4.50%
-	Arauco Forest Brasil S.A.	Real	Banco Itau-Brazil	186	0	0	647	0	186	647	Maturity	4.50%	4.50%
-	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	81	0	0	0	358	81	358	Monthly	0.00%	0.00%
76,721,630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-United States	9,860	0	25,713	69,094	0	35,573	69,094	Quarterly	Libor 3 months +0.375%	Libor 3 months +0.375%
			Total	41,437	9,165	52,214	296,360	4,812	102,816	301,172

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	303	48,190	0	303	48,190	(l) semiannual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,250	53,987	424,911	2,250	478,898	(l) semiannual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	684	0	96,006	0	684	96,006	(l) semiannual; (k) maturity	2.40	2.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	0	2,422	0	41,385	280,729	2,422	322,114	(l) semiannual; (k) maturity	3.23	3.22
-	Alto Paraná S.A.	U.S. Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	292,482	1,004	361,332	(l) semiannual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2019	15,205	0	0	145,000	638,387	15,205	783,387	(l) semiannual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	142,808	2,734	180,308	(l) semiannual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 4ª emission	0	8,914	386,558	0	0	395,472	0	(l) semiannual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 5ª emission	7,303	0	0	329,510	0	7,303	329,510	(l) semiannual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 6ª emission	0	0	4,047	440,252	0	4,047	440,252	(l) semiannual; (k) maturity	5.64	5.63
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	5,556	0	0	80,000	502,661	5,556	582,661	(l) semiannual; (k) maturity	5.02	5.00
			Total	29,068	14,754	393,158	1,340,680	2,281,978	436,980	3,622,658

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	27	54	250	49	0	331	49	Monthly	4.50	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	13	0	0	0	0	13	0	Monthly	4.50	4.50
			Total	40	54	250	49	0	344	49

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

As of the date of these financial statements, Arauco holds ThU.S.$10,622 as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of March 31, 2011, the assets covered by an indirect guarantee amounted to ThU.S.$308,874. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on Alto Paraná bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to ThU.S.$38,005, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Arauco do Brasil S.A.	Collateral	Property,plant and equipment	1,197	Banco Alfa S.A.
Arauco do Brasil S.A.	Guarantee Letter	—	2,332	Tractebel Energia Comercializadora Ltda.
Arauco Forest Brasil S.A.	Guarantee Letter	—	7,027	Banco Votorantim S.A.

Indirect:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	270,000	Alto Paraná S.A. (Bonds Holders 144 A)
Bosques Arauco S.A.	Buy-back	—	4,788	Leasing Banco Santander
Bosques Arauco S.A.	Buy-back	—	2,362	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	—	1,099	Leasing Banco Santander
Forestal Valdivia S.A.	Buy-back	—	1,581	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	—	15,609	Banco Santander
Forestal Celco S.A.	Buy-back	—	13,345	Banco Chile

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in a functional currency different than the one defined by Arauco.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Income.

Sensitivity analysis considers a variation of + / - 10% of the exchange rate as of March 31, 2011 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean an EBITDA an annual variation of + / - 0.53% on the income after tax and + / - 2.79% and 1.93% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	03/31/2011	12/31/2010
Bonds Issued in UF (E Series) (*)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	2,000,000	3,000,000

(*)	Arauco placed an E series bond in November 2008 for an amount of 1,000,000 UF at an annual rate of 4.00% payable semi-annually.

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2011, 7.3% of the Company’s bonds and bank loans bear interest at variable rates. A change of + / - 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of + / - 0.03% and equity would not be affected.

	03/31/2011 ThU.S.$	Total
Fixed rate	3,136,093	92.7%
Bonds issued	3,026,809
Loans with Banks (*)	108,967
Financial leasing	317
Variable rate	246,230	7.3%
Bonds issued	0
Loans with banks	246,230
Total	3,382,323	100.00%

(*)	Includes bank loans with variable rate swapped to fixed rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2010 ThU.S.$	Total
Fixed rate	3,197,239	92.7%
Bonds issued	3,051,620
Loans with Banks (*)	145,226
Financial leasing	393
Variable rate	252,330	7.3%
Bonds issued	0
Loans with banks	252,330
Total	3,449,569	100.00%

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales and directly affect the net income for the period.

As of March 31, 2011, operational income due to pulp sales accounted for 47.91% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + / - 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / - 10% in the average pulp price would mean a EBITDA annual variation of + / - 20.06%, on the income after tax and + / - 15.90% and + / - 0.74% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with Arauco’s senior management internal reporting structure, which is used to support operating decisions and resource allocation. Furthermore, the availability of relevant financial information has been considered in order to define operating segments. The persons responsible for making the decisions mentioned above are the Chief Executive Officer and Corporate Managing Directors of each business area (segment).

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services that Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels’ products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 8 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the Company has a total annual production capacity of 3.2 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation, 8 in Chile and 1 in Argentina, the Company has a production capacity of 2.8 million cubic meters of sawn wood.

Furthermore, the company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 939 thousand hectares are used for plantations, 370 thousand hectares for native forests, 155 thousand hectares for other uses and 52 thousand hectares are to be planted. Arauco’s principal plantations consist of Radiata and taeda pine. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 128 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

Summary financial information of assets, liabilities and income by segment, are as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

For the period ended March 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	530,191	177,572	34,577	299,011	5,698	0	1,047,049	0	1,047,049
Ordinary activity income among segments	9,381	6	156,753	4,568	6,726	0	177,434	(177,434)	0
Financial income	0	0	0	0	0	7,286	7,286	0	7,286
Financial costs	0	0	0	0	0	(51,575)	(51,575)	0	(51,575)
Financial costs, net	0	0	0	0	0	(44,289)	(44,289)	0	(44,2589)
Depreciation and amortizations	34,043	4,877	2,934	13,582	962	651	57,049	0	57,049
Sum of significant income accounts	0	0	57,346	0	0	0	57,346	0	57,346
Sum of significant expense accounts	0	0	3,485	0	0	0	3,485	0	3,485
Income (loss) of each specific segment	188,240	13,363	20,283	41,200	965	(87,548)	176,503	0	176,503
Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	169	169	0	169
Joint ventures	(482)	0	(4,201)	0	0	618	(4,065)	0	(4,065)
Income tax expense	0	0	0	0	0	(47,160)	(47,160)	0	(47,160)
Non-monetary asset disbursements of the segment
Acquisition of property,plant and equipment and biological assets	64,570	15,347	35,061	31,161	15	185	146,339	0	146,339
Acquisition and contribution of investments in associates and joint venture	3,500	0	15,500	0	0	0	19,000	0	19,000
Nationality of Ordinary Income
Ordinary income (Chilean companies)	459,724	165,185	18,395	169,709	164	0	813,177	0	813,177
Ordinary income - foreign (Foreign companies)	70,467	12,387	16,182	129,302	5,534	0	233,872	0	233,872
Total Ordinary Income	530,191	177,572	34,577	299,011	5,698	0	1,047,049	0	1,047,049

For the period ended March 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,897,023	544,414	5,294,057	1,520,285	47,757	1,415,736	12,719,272	(12,749)	12,706,523
Investments accounted through equity method
Associates	0	0	0	0	0	115,829	115,829	0	115,829
Joint Ventures	36,606	0	339,922	0	0	20,977	397,505	0	397,505
Segment liabilities	157,764	52,366	127,131	265,114	13,855	5,122,524	5,738,754	0	5,738,754
Chile	2,635,250	244,579	3,431,026	305,047	2,780	215,722	6,834,404	1,576	6,835,980
Foreign	517,248	25,540	1,282,185	661,508	33,220	104,280	2,623,981	0	2,623,981
Non-current assets, Total	3,152,498	270,119	4,713,211	966,555	36,000	320,002	9,458,385	1,576	9,459,961

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

For the period ended March 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	386,252	113,022	27,474	252,982	5,150	0	784,880	0	784,880
Ordinary activity income among segments	2,514	1,088	135,907	3,358	4,047	0	146,914	(146,914)	0
Financial income	0	0	0	0	0	8,584	8,584	0	8,584
Financial costs	0	0	0	0	0	(49,935)	(49,935)	0	(49,935)
Financial costs, net	0	0	0	0	0	(41,351)	(41,351)	0	(41,351)
Depreciation and amortizations	25,486	4,180	2,026	11,434	898	695	44,719	0	44,719
Sum of significant income accounts	0	0	31,281	0	0	0	31,281	0	31,281
Sum of significant expense accounts	16,929	4,222	4,261	3,758	0	0	29,170	0	29,170
Income (loss) of each specific segment	128,522	253	15,819	23,896	(898)	(105,136)	62,456	0	62,456
Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	165	165	0	165
Joint ventures	(893)	0	(521)	0	0	(255)	(1,669)	0	(1,669)
Income tax expense	0	0	0	0	0	(12,711)	(12,711)	0	(12,711)
Non-monetary asset disbursements of the segment
Acquisition of property,plant and equipment and biological assets	42,099	7,824	64,421	11,293	0	0	125,637	0	125,637
Acquisition and contribution of investments in associates and joint venture	4,650	0	7,350	7,523	0	4,000	16,000	0	16,000
Nationality of Ordinary Income
Ordinary income (Chilean companies)	324,768	100,532	17,726	135,138	164	0	578,328	0	578,328
Ordinary income - foreign (Foreign companies)	61,484	12,490	9,748	117,844	4,986	0	206,552	0	206,552
Total Ordinary Income	386,252	113,022	27,474	252,982	5,150	0	784,880	0	784,880

Year ending December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,840,362	546,386	5,237,801	1,438,486	50,120	1,412,275	12,525,430	(19,098)	12,506,332
Investments accounted through equity method
Associates	0	0	0	0	0	114,155	114,155	0	114,155
Joint Ventures	33,588	0	328,622	0	0	21,839	384,049	0	384,049
Segment liabilities	153,270	54,132	112,374	256,864	13,469	5,075,648	5,665,757	0	5,665,757
Chile	2,594,804	234,382	3,425,316	295,677	1,978	225,815	6,777,972	2,486	6,780,458
Foreign	531,107	31,550	1,242,324	644,501	35,367	88,909	2,573,758	0	2,573,758
Non-current assets, Total	3,125,911	265,932	4,667,640	940,178	37,345	314,724	9,351,730	2,486	9,354,216

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend payment is determined based on the effective realized income, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net income at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)	Those generated through the acquisition of entities. These results will be restored to the net income at the time of their realization. For this purpose, the results are realized when acquired entities generate an income after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net income as of March 31, 2011 and December 31, 2010 corresponding to 40% of the distributable net income for each period:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 03/31/2011	172,487
Adjustments
Biological Assets
Unrealized	(57,183)
Realized	51,314
Deferred income taxes	(524)
Total adjustments	(6,393)
Distributable Net Income at 03/31/2011	166,094

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2010	694,750
Adjustments
Biological Assets
Unrealized	(221,502)
Realized	200,320
Deferred income taxes	(1,744)
Biological Assets (net)	(22,926)
Negative Goodwill	(1,113)
Total adjustments	(24,039)
Distributable Net Income at 12/31/2010	670,711

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other non-current financial liabilities included in the Consolidated Balance Sheet dated March 31, 20110 shows ThU.S.$285,117 and ThU.S.$66,538 correspond to the provision of minimum dividend for the year 2011, discounting the interim dividend for ThU.S.$182,770 paid during 2010.

Earnings per share

The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

Gains (losses) per Shares	January-March
	2011 ThU.S.$	2010 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	172,487	62,456
Weighted average of number of shares, basic	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	1.52	0.55

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. EVENTS AFTER REPORTING PERIOD (IAS 10)

1) On April 29, 2011 the subsidiary Arauco do Brasil S.A. approved the expansion project of Jaguariaiva plant, located in the municipality of Jaguariaiva, Estado de Paraná, Brazil.

This project involves the construction and operation of a line that will produce panels or MDF panels (medium density fiberboard) with an estimated production capacity of 500,000 m3 of finished product per year, a line of impregnating decorative paper and a melamine press.

The execution of this project requires an estimated investment of Th U.S.$170,000,000, which will be financed with own resources.

Arauco estimates that this expansion project will have a positive effect on the Company’s results. However, Arauco cannot yet quantify these expected effects with a reliable degree of certainty.

2) The authorization for the issuance and publication of these interim consolidated financial statements for year period ended March 31, 2011 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 445 dated May 24, 2011.

No other events have occurred between March 31, 2011 and the issuance of these financial statements.